SIDLEY AUSTIN BROWN & WOOD LLP

CHICAGO
DALLAS
LOS ANGELES
SAN FRANCISCO
SEATTLE
WASHINGTON, D.C.

875 THIRD AVENUE
NEW YORK, NEW YORK 10022
TELEPHONE 212 906 2000
FACSIMILE 212 906 2021
www.sidley.com

FOUNDED 1866

SINGAPORE
TOKYO

02028383

April 11, 2002

PROCESSED
APR 19 2002
THOMSON FINANCIAL

SUPPL

02 APR 12 AM 9:

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
SanCor Cooperativas Unidas Limitada
("SanCor") File No. 82-4476

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit an English-language summary of each of the following original Spanish-language documents pertaining to SanCor:

Information for the Quarter ended on December 31, 2001

1. Information submitted to the Mercado Abierto Electrónico concerning net sales, current assets and current liabilities;

2. Comparison of the profits and losses for the six-month period ended on December 31, 2001 and the six-month period ended on December 31, 2000;

3. Minutes of the Board of Directors Meeting No. 2530, held on February 7-8, 2002, approving the financial statements for the quarter ended on December 31, 2001;

4. Minutes of the Audit Committee Meeting No. 290, held on February 8, 2002, approving the financial statements for the Quarter ended on December 31, 2001; and

5. Quarterly financial information as of December 31, 2001 audited by Pistrelli, Díaz y Asociados, members of Arthur Anderson.

Each of the aforementioned Spanish-language documents has been enclosed for your convenience. In addition, the following English-language document is also enclosed:

Dlw 4/16

6. Quarterly financial information as of December 31, 2001 audited by Pistrelli, Díaz & Associates, members of Arthur Andersen.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by SanCor that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

Please do not hesitate to contact me at (212) 906-2799 x23083 with any further questions or comments you may have.

Best regards,

Edward R. Flagg

(Enclosures)

cc: Eduardo Zago
(SanCor Cooperativas Unidas Limitada)
John H. Newman, Esq.
(Sidley Austin Brown & Wood LLP)

02 APR 12 AM 9:2

English Summaries of Documents 1-4

Document 1

Certain financial information for the six-month period ended December 31, 2001.

(In pesos)	December 31, 2000	December 31, 2001
I) NET SALES	336,180,706	296,580,237
II) CURRENT ASSETS (Inventories excluded)		
Cash and due from banks	10,473,191	1,273,982
Transitory investments	329,171	2,367,916
Receivables	130,049,255	112,740,621
Deferred Charges	9,898,840	8,891,233
Total	150,750,457	125,273,752
(III) CURRENT LIABILITIES	243,028,172	289,864,307

Document 2

Comparison of the table of results between the six-month period ended December 31, 2001 and the six -month period ended December 31, 2000.

Net Sales - The net sales of the Company during the six-month period ended December 31, 2001 (the "Second Quarter 2001/2002") were 296.58 million pesos, representing a decrease of 11,8%, compared to the sum of 336.18 million pesos in the six-month period ended December 31, 2000 (the "Second Quarter 2000/2001"). The decrease in the amount of net sales was mainly due to a lower level in the volume of placements and a decrease in the average sale prices.

Cost of Sales - The cost of sales decreased 14.3% from 254.35 million pesos during the Second Quarter 2000/2001 as compared to 217,87 million pesos in the Second Quarter 2001/2002. The Company attributes this decrease mainly to a lower volume of commercialized products placed in the market, a better productivity of the rest of costs in function to improvements in the utilization of the economical resources and to a lower level of prices of raw milk received and a drop in labor costs. The mentioned variation for the raw milk is due mainly to fallen generalized of the internal prices originated in the situation for which crossed the country market recession.

Sale and Administrative Expenses - Sales expenses increased 27.9% from 53.24 million pesos in the Second Quarter 2000/2001 to 68.12 million pesos in the Second Quarter 2001/2002; the administrative expenses decreased 22.6%, from 8,49 million pesos in the Second Quarter 2000/2001 to 6,57 million pesos in the Second Quarter 2001/2002. The increased of the cost of sales responds to recognition of irrecoverable of our clients, originated in the current situation of payments cessation that is unfolded in the macroeconomic context. The decreased in administrative expenses are mainly due to a better use of the administrative structure.

Net Financial Expenditures - During the Second Quarter 2001/2002, the net financial expenditures increased 47.6%, from 17,97 million pesos in the Second Quarter 2000/2001 to 26,52 in the Second Quarter 2000/2001 million pesos. SanCor attributes this increase mainly to growth in the average level of indebtedness and increase in the interest rate.

Tax to the Debits and Bank's Credits and Fund Cooperative Promotion – Due to the importance that has the tax concepts the company has decided to separate in their results table the tax components more important. The first of them represents a new tax/imposition the one which duty has rebounded directly on our operative results in the Second Quarter 2001/2002 by 1.84 million pesos. The fund on the other hand has reduced lightly as consequence of the negative results that affected our patrimony in the Second Quarter 2000/2001 represented 1.38 million pesos and in the Second Quarter 2001/2002 represented 1.27 million pesos.

Operative results - The operating results of SanCor decreased by 26.36 million pesos, from 0.75 million pesos in the Second Quarter 2000/2001 to -25.61 million pesos in the Second Quarter 2001/2002. This change is a consequence of the joint effect of the variations produced in the revenues and operating costs analyzed.

Other Net Revenue - Other net revenue decreased from 1.57 million pesos in the Second Quarter 2000/2001 to -7.67 million pesos in the Second Quarter 2001/2002. This decrease is mainly due to the combined effect of not to include in this fiscal year profits by sales of society participation's that have been recognized in the previous period furthermore was recognized recognized the negative effect of the Regime of Anticipated Withdrawal and was registered the bonds devaluation in portfolio issued by some provinces due to the limited possibility of using them as a means of to their nominal value.

Net Result - SanCor declared a negative net result of 38.44 million pesos for the Second Quarter 2001/2002, and a positive net result of 1,75 million pesos in the Second Quarter 2000/2001. The

result is a consequence of concepts already analyzed, it's basically a decreased of the other net revenue and by the negative result of the operative results.

Document 3

Minutes of the meeting of the Administrative Council of SanCor on February 7and 8, 2002.

The meeting of the Administrative Council of SanCor took place on February 7, 2002 in Sunchales, Province of Santa Fe, Argentina (Minutes No. 2530). President Miguel Omar Altuna submits to the present members of the council the report of the 2001/2002 Second Quarter financial statements for the six-month period ended December 31, 2001. The report concerns the following: (I) Balance sheets of SanCor for the six-month period ended December 31, 2001; (II) Statements of income of SanCor for the six-month period ended December 31, 2001; (III) Statements of Changes in Cooperative Equity of SanCor for the six-month period ended December 31, 2001; (IV) Origin and application of funds of SanCor for the six-month ended December 31, 2001; (V) Notes to the Financial Statements cited previously; (VI) Growth and Property, plant & equipment (Appendix A); (VII) Intangible Assets (Appendix B); (VIII) Investment in equities and other negotiable values, and participation in other societies (Appendix C); (IX) Evolution of the reserve, provisions and funds (Appendix E); (X) Cost of the sold goods (Appendix F); (XI) Assets and liabilities in foreign currency (Appendix G); (XII) Purchases and expenses of administration, manufacture and marketing (Appendix H); (XIII) Informative report for the six-month period ended December 31, 20001 required by the laws of the National Securities Commission; (XIV) Table of sales, current assets (inventories excluded) and total current liabilities, as submitted to the Electronic Open Market; (XV) Note to the Buenos Aires Stock Exchange, giving the results for the period and details of the net capital in accordance with Article 63 of the Domestic Rules of the Buenos Stock Exchange.

In conclusion, the Administrative Council feels it has addressed all issues for the day. There being no more issues to address, this session finishes at 2:20 p.m. on February 8.

Signed: President Mr. Miguel Omar Altuna
Secretary Mr. Emilio Gerardo Walter

Document 4

Minutes of the meeting of the Auditors' Committee of SanCor (No. 290)

Report of the meeting of the members of the Auditors' Committee of SanCor (No. 290), Mr. Ricardo Alberto Garrone, Ricieri Luis Paulón and Néstor Juan Garetto in Sunchales on February 8, 2002. The Second Quarter financial statements for the period ended December 31, 2001: the documentation in reference to the above was approved by the Administrative Council of SanCor at its meeting in accordance with Minutes No. 2.530 of the aforementioned directive body. By unanimous consent, the Auditors' Committee resolved: (1) To ratify the financial statements and summary information of SanCor. This documentation consists of the following items: (I) Balance sheets of SanCor for the six-month period ended December 31, 2001; (II) Statements of income of SanCor for the six-month period ended December 31, 2001; (III) Statements of Changes in Cooperative Equity of SanCor for the six-month period ended December 31, 2001; (IV) Origin and application of funds of SanCor for the six-month ended December 31, 2001; (V) Notes to the Financial Statements cited previously; (VI) Growth and Property, plant & equipment (Appendix A); (VII) Intangible Assets (Appendix B); (VIII) Investment in equities and other negotiable values, and participation in other societies (Appendix C); (IX) Evolution of the reserve, provisions and funds (Appendix E); (X) Cost of the sold goods (Appendix F); (XI) Assets and liabilities in foreign currency (Appendix G); (XII) Purchases and expenses of administration, manufacture and marketing (Appendix H); (XIII) Informative report for the six-month period ended December 31, 20001 required by the laws of the National Securities Commission; (XIV) Table of sales, current assets (inventories excluded) and total current liabilities, as submitted to the Electronic Open Market; (XV) Note to the

Buenos Aires Stock Exchange, giving the results for the period and details of the net capital in accordance with Article 63 of the Domestic Rules of the Buenos Stock Exchange.

In conclusion, the Auditors' Committee feels it has addressed all issues for the day. There being no more issues to address, this session finishes at 4:10 p.m.

Signed: Mr. Ricardo Alberto Garrone
Mr. Ricieri Luis Paulón
Mr. Néstor Juan Garetto

SANCOR COOPERATIVAS UNIDAS LIMITADA

Información del período de seis meses finalizado el 31 de diciembre de 2001, comparativo al mismo período de ejercicio anterior

(En Pesos)	31/12/2000	31/12/2001
I)- VENTAS NETAS	336.180.706	296.580.237
II)- ACTIVOS CORRIENTES (Excluido Bienes de Cambio)		
Caja y Bancos	10.473.191	1.273.982
Inversiones Transitorias	329.171	2.367.916
Créditos	130.049.255	112.740.621
Cargos Diferidos	9.898.840	8.891.233
TOTAL	150.750.457	125.273.752
III)- PASIVOS CORRIENTES	243.028.172	289.864.307

"SanCor" Cooperativas Unidas Limitada
Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (Sta. Fe)
Tel. 54-3493-428000 / 420101
Fax 54-3493-421158
Oficinas Buenos Aires
Tacuarí 202
1071 BUENOS AIRES
Tel. 54-11-4346-7200 / 4342-3350
Fax 54-11-4334-7357

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LIMITADA

Comparación entre el Período de Seis Meses finalizado el 31 de diciembre de 2001 con el Período de Seis Meses finalizado el 31 de diciembre de 2000

Ventas Netas. Las ventas netas de la Compañía durante el período de seis meses finalizado el 31 de diciembre de 2001 (el "Primer Semestre 2001/02") fueron de $ 296,58 millones, con una disminución del 11,8 % comparadas con la suma de $ 336,18 millones registrada en dicho rubro en el período de seis meses finalizado el 31 de diciembre de 2000 (el "Primer Semestre 2000/01"). Dicha reducción se debió principalmente a un menor volumen de colocaciones y en menor medida a una disminución del nivel promedio de los precios de venta.

Costo de Ventas. El costo de ventas disminuyó el 14,3 %, de $ 254,35 millones durante el Primer Semestre 2000/2001 a $ 217,87 millones en el Primer Semestre 2001/02. La Compañía atribuye esta disminución al menor volumen de productos comercializados, una mejor productividad del resto de costos en función a mejoras en la utilización de los recursos económicos y también a una disminución del precio de la materia prima leche y del costo de mano de obra. La variación señalada para el factor materia prima leche se debe, sin duda, a la caída generalizada de los precios internos, originada en la situación por la que atravesó el país durante el período bajo análisis.

Gastos Comerciales y Administrativos. Los gastos comerciales crecieron un 27,9 %, de $ 53,24 millones en el Primer Semestre 2000/01 a $ 68,12 millones en el Primer Semestre 2001/02; los gastos administrativos disminuyeron en el 22,6 %, de $ 8,49 millones en el Primer Semestre 2000/01 a $ 6,57 millones en el Primer Semestre 2001/02. El incremento de los gastos comerciales tiene como causa principal un reconocimiento de incobrabilidades de nuestros clientes, originada en la actual situación de cesación de pagos en que se desenvuelve el contexto macroeconómico. La disminución de los gastos administrativos se atribuye principalmente a la mejor utilización de la estructura disponible.

Resultados Financieros. Durante el Primer Semestre 2001/02, los egresos financieros netos se incrementaron de $. 17,97 millones en el Primer Semestre 2000/01 a $ 26,52 millones, es decir el 47,6 %. La mencionada variación se debe al crecimiento del nivel promedio del endeudamiento y al incremento de las tasas de interés.

Impuesto a los Débitos y Créditos Bancarios y Fondo Promoción Cooperativa: Debido a la importancia que reviste los conceptos impositivos, la empresa ha decidido desagregar en su cuadro de resultados los componentes tributarios más importantes. El primero de ellos representa una nueva imposición, la cuál ha repercutido directamente en nuestros Resultados Operativos en el Primer Semestre del 2001/02 por un monto total de $ 1,84 millones . El Fondo por otra parte, ha disminuido levemente como consecuencia de los resultados negativos que afectaron nuestro patrimonio, en el Primer Semestre del 2000/01 representaba $ 1,38 millones y en el Primer Semestre del 2001/02 representó $ 1,27 millones.

Resultado Operativo. El resultado operativo de la Compañía desmejoró en $ 26,36 millones, de $ 0,75 millones en el Primer Semestre 2000/01 a $ -25,61 millones en el Primer Semestre 2001/02. Este cambio es consecuencia del efecto conjunto de las variaciones producidas en los rubros de ingresos y costos operativos ya analizados.

Otros Ingresos y Egresos Netos. El resultado positivo de $ 1,57 millones en el Primer Semestre 2000/01 pasó a negativo de $ -7,67 millones en el Primer Semestre 2001/02, fundamentalmente por el efecto combinado de no incluir en este ejercicio utilidades por ventas de participaciones de sociedades que se habían reconocido en el período anterior, se incrementó las negociaciones dentro del Régimen de Retiro Anticipado de Empleados de la Sociedad y además se registró la devaluación de Bonos en cartera emitidos por algunas Provincias, debido a la escasa posibilidad de utilizarlos como medio de pago a valores nominales.

Resultado Neto. La Compañía declaró un resultado neto negativo de $ 38,44 millones para el Primer Semestre 2001/02, tras haber tenido un resultado positivo en $ 1,75 millones en el Primer Semestre 2000/01. El mayor resultado negativo surgió de la sumatoria de los conceptos mencionados anteriormente, es decir básicamente por el fuerte impacto negativo del Resultado Operativo en cada uno de sus componentes y las importantes pérdidas originadas en Otros Ingresos y Egresos Netos y en Participación Accionarias en Otras Sociedades.

SanCor
Cooperativas Unidas Ltda.

02 APR 12 AM 9:2

PARTE PERTINENTE ACTA NÚMERO 2.530

7 y 8 de febrero de 2002

ASISTENTES
Miguel Omar Altuna
Juan Carlos Meia
Emilio Gerardo Walter
Clemar Juan Garnero
Alberto Eduardo Sánchez
Alberto César Vázquez
Walter Valentín Toldo
Miguel Angel Cardinali
Oclides Amatore Cardellino
Raúl Antonio Maranzana
Roberto Osvaldo Marchiaro
Ariel Aldo Salera

Síndicos
Ricardo Alberto Garrone
Ricieri Luis Paulón
Néstor Juan Garetto

Acta número dos mil quinientos treinta. En Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los siete días del mes de febrero del año dos mil dos, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros del Consejo de Administración y Síndicos que al costado figuran y que firman en el registro de asistencia. Con la presencia de los Vocales Suplentes señores Eduardo Isaac Honorio Barcarolo, Vicente Carlos Bauducco, Oscar Juan Carreras y Alberto Eduardo Rossetti, se inicia la sesión siendo las quince horas bajo la Presidencia de su titular, señor Miguel Omar Altuna.——

... **ESTADOS CONTABLES SEGUNDO TRIMESTRE EJERCICIO 2001/2002**: En lo inherente al tema del epígrafe, de inmediato el titular de la Presidencia - señor Miguel Omar Altuna - somete a consideración de los miembros de este cuerpo directivo, por conducto de la Secretaría, un informe (y sus respectivos anexos) que, con el visto bueno del Área de Administración y Logística, diligenciara el Gerente del Departamento de Administración. Mediante esa documentación, se presentan para su análisis y aprobación, a esta instancia, los estados contables y la información complementaria correspondientes al trimestre octubre-noviembre-diciembre del ejercicio económico 2001/2002. Una vez desarrollado el tratamiento de práctica, en definitiva se concluye en resolver, por unanimidad, lo siguiente: 1°.- Dar aprobación a la documentación que, proveniente del Departamento de Administración, se elevara a este Consejo de Administración mediante informe del 7/2/2002, referida a los estados contables y a la información complementaria del segundo trimestre del actual ejercicio económico de SanCor Cooperativas Unidas Limitada, cuyo cierre de ese período se cumpliera el 31 de diciembre de 2001. Esa documentación, que ha sido confeccionada en un todo de acuerdo a lo que establecen las normas vigentes en la materia y que, además, pasará a adquirir el carácter de "información principal", se relaciona puntualmente con: I.- Estado de Situación Patrimonial; II.- Estado de Resultados; III.- Estado de Evolución del Patrimonio Cooperativo Neto; IV.- Estado de Orígenes y Aplicaciones de Fondos; V.- Notas a los Estados Contables señalados precedentemente; VI.- Evolución de Bienes de Uso (Anexo A); VII.- Activos Intangibles (Anexo B); VIII.- Inversiones en Acciones y otros valores negociables y participación en otras sociedades (Anexo C); IX.- Evolución de las Previsiones, Reservas y Fondos (Anexo E); X.- Costo de las Mercaderías Vendidas (Anexo F); XI.- Activos y Pasivos en Moneda Extranjera (Anexo G); XII.- Compras y Gastos de Fabricación, Administración y Comercialización (Anexo H); XIII.- Reseña informativa sobre el período finalizado el 31 de diciembre de 2001, requerida por las normas de la Comisión Nacional de Valores; XIV.- Cuadro resumen sobre Ventas, Activos Corrientes (excluído Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico; y XV.- Nota a la Bolsa de Comercio de Buenos Aires, comunicando el Resultado del Período y el detalle del Patrimonio Neto, de acuerdo a lo establecido en el artículo 63 del Reglamento Interno de la misma. 2°.- Se faculta al Presidente del Consejo de Administración (señor Miguel Omar Altuna) para suscribir, en nombre y representación de esta Cooperativa de segundo grado, la documentación descripta más arriba y, a la vez, se compromete a la Gerencia General para que - por conducto del Área de Administración y Logística y demás sectores que corresponda - proceda, en tiempo y forma, a diligenciar los trámites de presentación que fueren necesarios concretar en relación a los documentos materia de emisión de esta resolución. 3°.- Nuestra Secretaría General Rentada notificará a la Gerencia General sobre todo lo resumido en este punto del acta, a los fines pertinentes. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las catorce horas veinte minutos del viernes ocho de febrero del año dos mil dos.

EMILIO GERARDO WALTER
Secretario

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

MIGUEL OMAR ALTUNA
Presidente

ec2530

SanCor
Cooperativas Unidas Ltda.

ACTA NÚMERO 290

8 de febrero de 2002

ACTA NÚMERO DOSCIENTOS NOVENTA: En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los ocho días del mes de febrero del año dos mil dos, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros de la Comisión Fiscalizadora, señores Ricardo Alberto Garrone y Ricieri Luis Paulón y C.P.N. Néstor Juan Garetto. Siendo las quince horas se inicia la sesión bajo la Presidencia de su titular, señor Ricardo Alberto Garrone. **ACTA ANTERIOR**: Se lee y aprueba sin observaciones. **ESTADOS CONTABLES SEGUNDO TRIMESTRE EJERCICIO 2001/2002**: De inmediato, los integrantes de esta Comisión Fiscalizadora se ocupan de analizar la documentación referida al asunto del epígrafe, diligenciada por el Departamento de Administración y presentada a consideración del Consejo de Administración y de esta Comisión Fiscalizadora por conducto de las Gerencias General y de Área de Administración y Logística mediante informe del 7/2/2002. La misma está referida a los Estados Contables y a la Información Complementaria correspondientes al segundo trimestre del ejercicio económico 2001/2002 de SanCor Cooperativas Unidas Limitada, cerrado el 31 de diciembre de 2001, y ha sido aprobada por el Consejo de Administración de la Cooperativa en su sesión de la fecha (acta N° 2.530). Realizado el tratamiento pertinente, los señores Síndicos resuelven, por unanimidad, lo siguiente: I.- Ratificar los Estados Contables y la Información Complementaria correspondientes al segundo trimestre del ejercicio económico 2001/2002 de SanCor Cooperativas Unidas Limitada, comprendido entre el 1 de octubre de 2001 y el 31 de diciembre de 2001. II.- Todo ello, ha sido confeccionado conforme a lo determinado por las normas vigentes en la materia, cumplimentándose de esa manera los requerimientos de los organismos de control pertinentes, razón por la cual adquirirá el carácter de "información principal". Integran esos Estados Contables los siguientes documentos: I.- Estado de Situación Patrimonial; II.- Estado de Resultados; III.- Estado de Evolución del Patrimonio Cooperativo Neto; IV.- Estado de Orígenes y Aplicaciones de Fondos; V.- Notas a los Estados Contables señalados precedentemente; VI.- Evolución de Bienes de Uso (Anexo A); VII.- Activos Intangibles (Anexo B); VIII.- Inversiones en Acciones y otros valores negociables y participación en otras sociedades (Anexo C); IX.- Evolución de las Previsiones, Reservas y Fondos (Anexo E); X.- Costo de las Mercaderías Vendidas (Anexo F); XI.- Activos y Pasivos en Moneda Extranjera (Anexo G); XII.- Compras y Gastos de Fabricación, Administración y Comercialización (Anexo H); XIII.- Reseña informativa sobre el período finalizado el 31 de diciembre de 2001, requerida por las normas de la Comisión Nacional de Valores; XIV.- Cuadro resumen sobre Ventas, Activos Corrientes (excluído Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico; y XV.- Nota a la Bolsa de Comercio de Buenos Aires, comunicando el Resultado del Período y el detalle del Patrimonio Neto, de acuerdo a lo establecido en el artículo 63 del Reglamento Interno de la misma. III.- Al propio tiempo, en forma unánime se resuelve facultar al Presidente, señor Ricardo Alberto Garrone para que - en representación de este órgano de fiscalización - proceda a refrendar la documentación que ahora se dispone ratificar, según lo descripto en los apartados que anteceden. No habiendo más asuntos que tratar, se levanta la sesión siendo las dieciséis horas diez minutos.- Firmado: RICARDO ALBERTO GARRONE - Presidente; RICIERI LUIS PAULÓN y NÉSTOR JUAN GARETTO - Síndicos Titulares.--

RICARDO ALBERTO GARRONE
Presidente
Comisión Fiscalizadora

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES (Sta. Fe)

02 APR 12 ... 9

ANDERSEN

SanCor

Cooperativas Unidas Ltda.

SANCOR COOPERATIVAS UNIDAS LIMITADA

Estados Contables al 31 de diciembre de 2001
presentados en forma comparativa con el mismo
período del ejercicio anterior
juntamente con el Informe del Auditor

ANDERSEN

INFORME DE REVISION LIMITADA DE ESTADOS CONTABLES DE PERIODOS INTERMEDIOS

Pistrelli, Díaz y Asociados
Firma Miembro de Andersen

25 de Mayo 487
1002 Buenos Aires
Argentina

Tel 54 11 4318 1600 4311 6644
Fax 54 11 4312 8647 4318 1777

A los Señores Consejeros de
SANCOR Cooperativas Unidas Limitada:

De nuestra mayor consideración:

Tenemos el agrado de elevar a vuestra consideración el presente Informe N° 2 de Auditoría Externa, correspondiente al segundo trimestre del ejercicio N° 62.

1. **Datos referidos a la institución:**

   1.1. Denominación: Sancor Cooperativas Unidas Limitada

   1.2. Domicilio Legal: Teniente Gral. Richieri N° 15
   Sunchales - Dpto. Castellanos - Santa Fe

   1.3. Número de matrícula en I.N.A.E.S.: 772

   1.4. Tipo de Cooperativa: de segundo grado

   1.5. Actividad principal: Elaboración y comercialización de productos lácteos

2. Hemos efectuado una revisión limitada de los estados de situación patrimonial de SANCOR COOPERATIVAS UNIDAS LIMITADA al 31 de diciembre de 2001 y 2000 y de los correspondientes estados de resultados, de evolución del patrimonio cooperativo neto y de origen y aplicación de fondos por los períodos de seis meses terminados en esas fechas, las notas 1 a 14 y los Anexos A, B, C, E, F, G y H que se adjuntan firmados a los efectos de su identificación. Dichos estados contables y la Reseña Informativa que se indica en el párrafo 13, son responsabilidad de la Dirección de la Sociedad Cooperativa.

3. Excepto por lo indicado en el párrafo 4, nuestro trabajo fue realizado de acuerdo con las normas de auditoría vigentes en la Argentina para la revisión limitada de estados contables de períodos intermedios. Dicha revisión consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es sustancialmente menor al de una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en conjunto.

4. El alcance de nuestro trabajo no comprendió las revisiones limitadas de los estados contables de las sociedades controladas Integral Insumos S.C., El Hornero S.C., SanCor do Brasil Productos Alimenticios Ltda., Coop. Publicidad S.C., Amplicampo Inversora S.A., SanCor Dairy Corporation, Sancor México S.R.L., Tranlac S.A., San Marco S.A., Aproagro S.A. y Nobleplus S.A., al 31 de diciembre de 2001 y 2000, y Unidos S.A., Trayectoria S.A., SanCor Seguros de Retiro S.A. y Patrulla S.A. al 31 de diciembre de 2000, los que fueron utilizados por la Sociedad Cooperativa para valuar sus inversiones en dichas sociedades al 31 de diciembre de 2001 y 2000 mediante el método de valor patrimonial proporcional. Por lo tanto, no tenemos elementos de juicio que soporten la valuación y exposición de las cuentas relacionadas con las mencionadas sociedades controladas, que al 31 de diciembre de 2001 y 2000 involucran inversiones por $13.963.562 y $21.641.470, cuentas por cobrar por $67.624.846 y $69.894.104, pasivos por $11.327.266 y $11.898.899, respectivamente y pérdidas por inversiones permanentes por $5.216.785 y $667.596 por los períodos de seis meses finalizados en esas mismas fechas, respectivamente.

5. Tal como se indica en la nota 2.5. a los estados contables adjuntos, la Sociedad Cooperativa contabilizó un revalúo técnico de ciertos bienes de uso al 30 de junio de 1990, en base a tasaciones efectuadas por un experto independiente. Nuestra manifestación indicada en el párrafo 12, en lo que se refiera a los montos revaluados, se basa en el informe de dicho experto.

6. Tal como se indica en la nota 2.3. a los estados contables adjuntos, al 31 de diciembre de 2001 la Sociedad Cooperativa valuó sus productos terminados a su valor neto de realización. Si dichos productos terminados hubieran sido valuados al menor importe entre su costo de reproducción o reposición, según corresponda, y su valor neto de realización, siguiendo el criterio indicado por las

normas contables vigentes en Argentina, y aplicado por la Sociedad Cooperativa al 31 de diciembre de 2000, el valor de libros de los bienes de cambio (y el patrimonio cooperativo neto) al 31 de diciembre de 2001 debería haberse reducido en aproximadamente $13.300.000, y el costo de ventas por el período de seis meses terminado en esa misma fecha debería haberse reducido en aproximadamente $500.000.

7. Tal como se indica en las notas 10 y 11 a los estados contables adjuntos, al 31 de diciembre de 2001 la Sociedad Cooperativa ha clasificado dentro de las deudas financieras no corrientes $26.250.000 y $74.655.000 correspondientes a los préstamos obtenidos de la International Financial Corporation (IFC) y a la segunda serie de obligaciones negociables denominadas "floating rate notes" (FRN), respectivamente. A la fecha de este informe, la Sociedad Cooperativa mantiene incumplidas ciertas relaciones y ratios financieros comprometidos en el contrato de préstamo con la IFC y en el prospecto de emisión de obligaciones negociables. Adicionalmente, con fecha 28 enero de 2002, realizó un pago parcial de la cuota de interés de las "floating rate notes" (FRN) que vencía en dicha fecha y no canceló la cuota de capital correspondiente. Dado que los mencionados incumplimientos constituyen causales por las cuales podría ser declarado el vencimiento anticipado de dichas obligaciones, las mismas deberían haber sido expuestas al 31 de diciembre de 2001 como deudas financieras corrientes.

8. Tal como se indica en la nota 1.2. a los estados contables adjuntos, la Sociedad Cooperativa no presenta sus estados contables consolidados con sus sociedades controladas, correspondientes a períodos intermedios. Esta información es requerida por las normas contables vigentes en Argentina.

9. De acuerdo a lo mencionado en la nota 2.9. a los presentes estados contables, la Sociedad Cooperativa tiene cuentas por cobrar al 31 de diciembre de 2001, por un valor de libros de aproximadamente $11.600.000, cuya recuperabilidad depende del éxito de las negociaciones encaradas con los respectivos clientes o del resultado de procesos judiciales y extrajudiciales desarrollados por los abogados de la Sociedad Cooperativa.

10. Como se describe en la nota 14 a los estados contables adjuntos, durante los últimos meses se implementó en el país un profundo cambio del modelo económico y de la Ley de Convertibilidad vigente desde el mes de marzo de 1991. Las consecuencias principales del conjunto de medidas adoptadas

hasta la fecha de este informe por el Gobierno Nacional, detalladas en la mencionada nota, fueron (a) la devaluación del peso argentino respecto del dólar estadounidense y la pesificación de ciertos activos y pasivos en moneda extranjera mantenidos en el país, cuyos efectos serán reconocidos en el período subsecuente, (b) la introducción de restricciones al retiro de fondos depositados en las instituciones financieras, (c) la imposibilidad práctica de hacer transferencias de divisas al exterior y (d) el incremento de los precios internos. La evolución futura de la crisis económica podría requerir de medidas adicionales por parte del Gobierno Nacional. Los estados contables adjuntos deben ser leídos teniendo en cuenta las cuestiones previamente mencionadas.

11. El contexto económico mencionado en el párrafo anterior ha impactado severamente en la Sociedad Cooperativa, generando, entre otros aspectos, un importante incremento de la morosidad de su cartera de créditos, una caída en el nivel de las ventas y una significativa disminución del flujo de caja necesario para afrontar sus compromisos de corto plazo, tanto comerciales, laborales y fiscales, como financieros, entre ellos el descripto en el párrafo 7.

Teniendo en cuenta lo reciente de los anuncios económicos, y que ciertas cuestiones requerirán de nuevas medidas y de precisiones por parte del Gobierno respecto de su instrumentación, a la fecha de emisión de los presentes estados contables no es posible determinar los futuros efectos que la continuación de la crisis económica pueda tener sobre la situación financiera y los resultados de la Sociedad Cooperativa, especialmente en cuanto a su capacidad para continuar operando normalmente, generando la rentabilidad necesaria que le permita recuperar el valor de libros de sus activos, y afrontar el pago de sus compromisos.

Los estados contables adjuntos no incluyen ningún ajuste que pudiera resultar de estas cuestiones. El Consejo de Administración y la Gerencia de la Sociedad Cooperativa se encuentran en continua evaluación de la magnitud de los impactos que podrían tener dichas medidas económicas sobre la situación patrimonial y financiera de la Sociedad Cooperativa y los resultados de sus operaciones. Los efectos relacionados, en caso de corresponder, serán informados en los estados contables cuando ellos sean conocidos y cuantificables.

12. Basados en nuestras revisiones y en el informe del experto independiente mencionado en el párrafo 5, excepto por (a) la limitación en el alcance de nuestro trabajo descripta en el párrafo 4, (b) el efecto sobre los estados contables al 31 de diciembre de 2001 de la registraciones indicadas en los párrafos 6 y 7, y (c) la falta de presentación de estados contables consolidados mencionada en el párrafo 8, no hemos tomado conocimiento de ninguna modificación importante que deba hacerse a los estados contables adjuntos para que los mismos estén presentados de conformidad con las normas contables profesionales vigentes en

Argentina, las normas de la Comisión Nacional de Valores, la Resolución N° 615 del Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S.), y la Ley de Cooperativas.

13. Nuestras revisiones fueron efectuadas, primordialmente, con el propósito de expresar la manifestación limitada que se incluye en el párrafo anterior. La información contenida en la sección "Reseña Informativa por el período terminado el 31 de diciembre de 2001" no es requerida por las normas contables profesionales y es presentada por la Sociedad Cooperativa para cumplimentar normas de la Comisión Nacional de Valores. Dicha Reseña, excepto por los datos indicados como "No cubiertos por el informe del auditor", y excepto por la limitación en el alcance de nuestro trabajo descripta en el párrafo 4 sobre los estados contables al 31 de diciembre de 2001 y 2000, también ha estado sujeta a las indagaciones y procedimientos analíticos aplicados en nuestras revisiones de los estados contables al 31 de diciembre de 2001 y 2000 (adjuntos) y al 31 de diciembre de 1999, 1998 y 1997(que no se incluyen en el documento adjunto y sobre los cuales emitimos nuestros informes de revisión limitada de fechas 9 de febrero de 2000, 4 de febrero de 1999, y 5 de febrero de 1998, respectivamente, a los cuales nos remitimos). Basados en nuestras revisiones y en el informe del experto independiente mencionado en el párrafo 5, excepto por (a) la falta de presentación de la Reseña Informativa sobre bases consolidadas, (b) la limitación en el alcance de nuestro trabajo descripta en el párrafo 4. y (c) el efecto de la registraciones indicadas en los párrafos 6 y 7 sobre los estados contables al 31 de diciembre de 2001, no hemos tomado conocimiento de ninguna modificación importante que deba hacerse a dicha Reseña, siendo también aplicables a la misma las consideraciones vertidas en el párrafo 10.

14. En cumplimiento de disposiciones legales vigentes y de la Bolsa de Comercio de Buenos Aires, informamos que:

a) Los estados contables adjuntos surgen de los registros contables de la Sociedad Cooperativa llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

b) Al 31 de diciembre de 2001 la deuda devengada en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones que surge de los registros contables de la Sociedad Cooperativa, asciende a $1.012.826, no existiendo deudas exigibles a esa fecha.

c) Al 31 de diciiembre de 2001 la deuda devengada en concepto del Impuesto a los Ingresos Brutos a favor de la Administración Provincial Impositiva, que surge de los registros contables de la Sociedad Cooperativa, asciende a $40.213, no existiendo deudas exigibles a esa fecha.

Sunchales,
8 de febrero de 2002

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

CAPITAL SUSCRIPTO	128,942,747
CAPITAL INTEGRADO	105,765,531
CAPITAL A INTEGRAR	23,177,216

ESTADO DE SITUACION PATRIMONIAL AL 31 DE DICIEMBRE DE 2001 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos)

ACTIVO	2001		2000
ACTIVO CORRIENTE			
DISPONIBILIDADES			
Caja y Bancos		1,273,982	10,473,191
INVERSIONES			
Bancarias ,Títulos y Acciones		2,367,916	329,171
CREDITOS			
Por Ventas			
Deudores por Ventas Exportación	18,091,555		
Deudores por Ventas	92,357,846		
Deudores en Gestión Judicial	18,595,212		
Deudores en Gestión Judicial con Gtía. Hip.	7,170,998		
Menos:			
Intereses Implícitos en Créditos	1,084,303		
Previsión para Cuentas Incobrables	22,390,687	112,740,621	130,049,255
Otros Créditos			
Deudores Diversos	44,264,783		
Títulos Valores a Recibir	8,320,000		
Préstamos a Cooperativas	358,780		
Menos:			
Previsión para Cuentas Incobrables	529,436	52,414,127	21,065,941
BIENES DE CAMBIO			
Productos Terminados	82,037,366		
Producción en Proceso	790,944		
Almacenes	15,502,767		
Ordenes a Facturar	8,274	98,339,351	90,384,026
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		8,891,233	9,898,840
TOTAL ACTIVO CORRIENTE		276,027,230	262,200,424
ACTIVO NO CORRIENTE			
CREDITOS			
Otros Créditos			
Deudores Diversos	51,274,267		
Préstamos a Cooperativas	645,305		
Menos:			
Previsión para Cuentas Incobrables	519,196	51,400,376	56,876,940
BIENES DE CAMBIO			
Almacenes		-	959,607
INVERSIONES			
Acciones, Títulos y Cuotas Sociales	41,762,627		
Menos:			
Previsión para Desvalorización	464,703	41,297,924	34,174,669
BIENES DE USO			
Valor de Origen	521,499,826		
Menos:			
Depreciaciones Acumuladas	250,408,124	271,091,702	287,306,409
OTROS ACTIVOS			
Envases		8,941,218	9,872,497
BIENES INMATERIALES			
Marcas de Fábrica	1,866,567		
Menos:			
Amortizaciones Acumuladas	1,096,418	770,149	652,147
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		2,826,868	4,381,768
TOTAL ACTIVO NO CORRIENTE		376,328,237	394,224,037
TOTAL DEL ACTIVO		652,355,467	656,424,461

PASIVO	2001		2000
PASIVO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	111,785,915		
Cooperativas	76,819,138		
Proveedores del Exterior	1,160,889		
Intereses Implícitos en Deudas	(3,105,982)	186,659,960	112,678,890
Financieras			
Acreedores Bancarios	53,442,400		
Intereses a Pagar	4,584,608		
Obligaciones Negociables	12,561,000	70,588,008	103,132,321
Otras Deudas			
Acreedores Diversos	14,692,470		
Remuneraciones y Cargas Soc. a Pagar	9,869,570		
Régimen de Retiro Anticipado	3,377,882		
Gastos a Pagar	876,760		
Impuestos a Pagar	3,753,337		
Otros Pasivos por Inversiones	46,320	32,616,339	27,216,961
TOTAL PASIVO CORRIENTE		289,864,307	243,028,172
PASIVO NO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores		2,973,787	2,707,052
Financieras			
Acreedores Bancarios	28,675,091		
Obligaciones Negociables	74,655,000	103,330,091	126,620,360
Otras Deudas			
Acreedores Diversos	93,374		
Remuneraciones y Cargas Soc. a Pagar	318,058		
Régimen de Retiro Anticipado	4,445,015	4,856,447	5,020,774
PREVISIONES		8,327,998	8,593,105
TOTAL PASIVO NO CORRIENTE		119,488,323	142,941,291
TOTAL DEL PASIVO		409,352,630	385,969,463
PATRIMONIO COOPERATIVO NETO			
CAPITAL SOCIAL COOPERATIVO			
Capital Suscripto	128,942,747		
Asociados Suscriptores	(23,177,216)		
	105,765,531		
Ajuste del Capital	10,256,085		
Ajuste Global del Pat. Coop. Neto	45,622,020	161,643,636	139,818,931
RESERVAS Y FONDOS			
Reserva Legal	1,279,030		
Fondo para Acción Asist. y Laboral	2,923		
Reserva Especial (art. 42 Ley 20.337)	15,698,333		
Reserva por Rev.Tec. de Bienes de Uso	102,820,302	119,798,588	133,784,107
RESULTADOS NO ASIGNADOS			
Del Período		(38,439,387)	1,750,655
De Ejercicios Anteriores		-	(4,898,695)
TOTAL PATRIMONIO NETO		243,002,837	270,454,998
PASIVO MAS PATRIMONIO NETO		652,355,467	656,424,461

CUENTAS DE ORDEN

	2001	2000
SODECAR - Mercadería Recibida en Consignación	485,941	1,133,824
PROVEEDORES VARIOS - Insumos Rec. en Consignación	79,401	208,170
SAN MARCO - Mercadería Recibida en Consignación	5,272	-
TOTAL DE LAS CUENTAS DE ORDEN	570,614	1,341,994

Las notas 1 a 14 y los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ESTADO DE RESULTADOS POR EL PERIODO DE SEIS MESES TERMINADO EL
31 DE DICIEMBRE DE 2001 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos)

RUBROS	2001 RUBROS DE EXPLOTACION	2001 OPERACIONES CON NO ASOCIADOS	2001 TOTALES	2000 TOTALES
VENTAS				
Ventas brutas	313,720,702	1,684,558	315,405,260	
Menos:				
Intereses Implícitos en Ventas	6,008,584	32,264	6,040,848	
Bonificaciones e Impuestos	12,753,098	31,077	12,784,175	
VENTAS NETAS	294,959,020	1,621,217	296,580,237	336,180,706
COSTO DE VENTAS				
Existencia Inicial	74,526,606	3,248,062	77,774,668	
Más:				
Compras y Gastos de Fabricación	229,418,157	2,757,279	232,175,436	
Menos:				
Existencia Final	77,608,876	4,428,490	82,037,366	
Intereses Implícitos en Compras	9,679,956	361,965	10,041,921	
SUB TOTAL DE COSTO	216,655,931	1,214,886	217,870,817	254,354,958
RESULTADO BRUTO	78,303,089	406,331	78,709,420	81,825,748
Menos (Más):				
Gastos de Comercialización	67,977,445	140,813	68,118,258	53,239,667
Gastos de Administración	6,538,880	35,111	6,573,991	8,489,197
Resultados Financieros				
- Generados por Activos	(3,883,910)	(19,439)	(3,903,349)	(4,194,304)
- Generados por Pasivos	30,253,347	163,232	30,416,579	22,162,817
Impuesto al Débito y Crédito Bancario	1,830,483	9,829	1,840,312	-
Fondo Promoción Cooperativo	1,265,206	6,794	1,272,000	1,380,000
RESULTADO OPERATIVO	(25,678,362)	69,991	(25,608,371)	748,371
RESULTADO INV.PERMANENTES			(5,164,350)	(567,754)
OTROS (EGRESOS) INGRESOS NETO (Nota 8)			(7,666,666)	1,570,038
(PERDIDA) GANANCIA NETA DEL PERIODO			(38,439,387)	1,750,655

Las notas 1 a 14 y los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ESTADO DE EVOLUCION DEL PATRIMONIO COOPERATIVO NETO POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2001 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos)

C O N C E P T O S	CAPITAL SOCIAL COOPERATIVO					RESERVAS Y FONDOS				RESULTADOS NO ASIGNADOS	TOTAL 2001	TOTAL 2000
	CAPITAL SUSCRIPTO	ASOCIADOS SUSCRIPTORES	AJUSTE DEL CAPITAL	AJUSTE GLOBAL PATRIMONIO COOP.NETO	SUBTOTAL	RESERVA LEGAL	FONDO ACC. ASIST. Y LABORAL	RESERVA ESPECIAL ART.42 LEY 20.337	RESERVA REVALUO TECNICO			
Saldos al Inicio del Ejercicio	128,942,747	(22,798,913)	10,256,085	45,622,020	162,021,939	1,279,030	2,860	23,221,255	106,312,768	(7,524,922)	285,312,930	288,081,168
Ajuste de Ejercicios Anteriores (Nota 2.10)	-	-	-	-	-	-	-	-	-	-	-	(10,403,739)
Saldos al Inicio del Ejercicio Ajustados	128,942,747	(22,798,913)	10,256,085	45,622,020	162,021,939	1,279,030	2,860	23,221,255	106,312,768	(7,524,922)	285,312,930	277,677,429
Disposición según Asamblea 28-09-01:												
- Utilización de Reservas para Compensar Resultados no Asignados	-	-	-	-	-	-	-	(7,524,922)	-	7,524,922	-	-
Reintegro Anticipo Integración de Capital (Nota 2.10)	-	-	-	-	-	-	-	-	-	-	-	(1,655,390)
Retiro de Cooperativas	-	-	-	-	-	-	-	-	-	-	-	(1,980,468)
Integración de Cooperativas	-	123,034	-	-	123,034	-	-	-	-	-	123,034	-
Compromisos de Integración no efectivizados (Nota 12)	-	(501,337)	-	-	(501,337)	-	-	-	-	-	(501,337)	-
Desafectación Neta de Depreciaciones y Bajas de Bienes de Uso del Período	-	-	-	-	-	-	-	-	(3,492,466)	-	(3,492,466)	(5,337,333)
Movimiento Fondo Acción Social	-	-	-	-	-	-	63	-	-	-	63	105
Pérdida Neta del Período	-	-	-	-	-	-	-	-	-	(38,439,387)	(38,439,387)	1,750,655
Saldos al Cierre del Período	128,942,747	(23,177,216)	10,256,085	45,622,020	161,643,636	1,279,030	2,923	15,696,333	102,820,302	(38,439,387)	243,002,837	270,454,998

Las notas 1 a 14 y los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

Firmado a efectos de su identificación
con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ESTADO DE ORIGEN Y APLICACION DE FONDOS (1) POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2001 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos)

CONCEPTOS	2001	2000
Fondos al Inicio del ejercicio	11,683,208	7,488,722
(Disminución) Aumento neto de fondos	(8,041,310)	3,313,640
Fondos al Cierre del Período	3,641,898	10,802,362
CAUSAS DE VARIACION DE FONDOS		
ORIGENES DE FONDOS		
Ventas cobradas	282,719,704	335,656,790
Menos: Egresos pagados:		
Compras y Gastos de Fabricación	167,562,438	237,761,458
Gastos de Comercialización	39,042,551	48,468,544
Gastos de Administración	6,024,242	9,357,608
Resultados Financieros	28,574,929	17,744,946
	41,515,543	22,324,234
(Menos) Más: Otros egresos e ingresos (neto)	(6,430,416)	3,195,905
Aumento de fondos originados en las operaciones	35,085,128	25,520,139
Otras causas de origenes de fondos		
Disminución de cargos diferidos, bienes inmateriales y otros activos	5,068,332	-
Disminución de Inversiones Permanentes	217,031	-
Integración de Cooperativas	123,074	-
Aumento de otras deudas	-	5,562,147
Total de origenes de fondos	40,493,564	31,082,286
APLICACIONES DE FONDOS		
Aumentos por adquisición de bienes de uso	3,746,294	4,719,490
Aumento de cargos diferidos, bienes inmateriales y otros activos	-	2,460,382
Aumento de Otros Créditos	823,463	5,620,213
Aumento de Inversiones Permanentes	-	8,288,825
Retiro de Cooperativas	-	1,980,468
Disminución de otras deudas	3,367,202	-
Disminución neta de deudas financieras	40,597,916	4,699,268
Total de aplicaciones de fondos	48,534,875	27,768,646
(Disminución) Aumento neto de fondos	(8,041,310)	3,313,640

(1) FONDOS: Disponibilidades e Inversiones liquidables durante los tres meses posteriores a la fecha de cierre del ejercicio.

Las notas 1 a 14 y los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LIMITADA
NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001
COMPARATIVAS CON EL MISMO PERÍODO DEL EJERCICIO ANTERIOR
(Importes expresados en pesos)

1. BASES DE PRESENTACIÓN

1.1. ESTADOS CONTABLES BÁSICOS

Los estados contables reconocen los efectos de las variaciones en el poder adquisitivo de la moneda en forma integral hasta el 31 de agosto de 1995, mediante la aplicación del método de reexpresión, en moneda constante establecido por la Resolución N° 615 del Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S.). A partir del 1° de setiembre de 1995, de acuerdo a lo requerido por la Resolución General N° 272 de la Comisión Nacional de Valores, la Sociedad Cooperativa discontinuó la aplicación del método manteniendo las reexpresiones registradas hasta dicha fecha.

Este criterio es aceptado por las normas contables profesionales vigentes en la medida que la variación en el índice de precios aplicable para la reexpresión no supere el 8 % anual. La variación de dicho índice en cada uno de los ejercicios cerrados a partir del 1° de setiembre de 1995, fue inferior al porcentaje mencionado.

1.2. ESTADOS CONTABLES CONSOLIDADOS

La Sociedad Cooperativa presenta información contable consolidada con sus sociedades controladas en forma anual, no efectuándolo en los períodos intermedios.

2. CRITERIOS DE VALUACIÓN

2.1. DISPONIBILIDADES, CRÉDITOS Y DEUDAS

- En moneda nacional: a su valor nominal.

- En moneda extranjera: de acuerdo a la RG N° 392 de la CNV, se convirtieron a los tipos de cambio vigentes a la última fecha en que se produjeron operaciones en moneda extranjera en el país. Las diferencias de cambio fueron imputadas a los resultados de cada período.

- Títulos valores a recibir: con fecha 7 de diciembre de 2001, la Sociedad Cooperativa celebró diversos contratos con ArsCap S.A., agente fiduciario del fideicomiso financiero denominado "Consortium Fideicomiso Financiero" (CFF), a través de los cuales realizó (a) la cesión de los créditos que poseía con ProBenefit S.A. originados por la venta de su participación en el capital de SanCor Seguros de Retiro S.A. y Trayectoria Cía de Seguros de Vida S.A. (b) la venta de 2.416.000 títulos de obligaciones negociables emitidas por ProBenefit y (c) la venta de su participación en el capital de Prevención ART y Patrulla S.A. El precio total pactado por estas operaciones ascendió a US$ 8.320.000 a ser cancelados mediante la transferencia a favor de la Sociedad Cooperativa de títulos valores de deuda subordinada del fideicomiso financiero CFF. A la fecha de emisión de los presentes estados contables, aún no han sido emitidos los

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

títulos valores mencionados, estando aún pendiente la autorización de su oferta pública por parte de la Comisión Nacional de Valores. El saldo a cobrar ha sido expuesto dentro del rubro "Otros Créditos Corrientes".

- Bonos Nacionales y Provinciales: se valuaron a su valor neto de realización al cierre del período finalizado el 31 de diciembre de 2001.

Los créditos y deudas incluyen la porción devengada de los resultados financieros pertinentes hasta el cierre de cada período, habiéndose segregado los componentes financieros implícitos correspondientes.

La Sociedad Cooperativa ha tomado fondos para financiar las actividades de la sociedad controlada Integral Insumos S.C. Al 31 de diciembre de 2001 y 2000 los créditos que la Sociedad Cooperativa mantiene con dicha sociedad controlada por el mencionado concepto ascienden a 41.949.473 y 34.860.585, respectivamente, por los cuales ha recibido cheques de pago diferido, los que, de acuerdo a lo dispuesto por el Consejo de Administración de la Sociedad Cooperativa, serán afectados a la cancelación de las correspondientes deudas financieras. Hasta el ejercicio finalizado el 30 de junio de 2001, dichas deudas financieras se exponían netas de los mencionados cheques de pago diferido. Al 31 de diciembre de 2001, la Sociedad Cooperativa cambió el criterio utilizado, exponiendo los mencionados créditos dentro de los otros créditos no corrientes, aplicando este criterio en forma retroactiva al período finalizado el 31 de diciembre de 2000, presentados con propósitos comparativos.

La Sociedad Cooperativa mantiene el criterio de acumular las vacaciones devengadas y no gozadas de su personal en función al mayor costo por plus vacacional, calculado en base a las normas contables vigentes.

2.2. INVERSIONES CORRIENTES

- Caja de ahorros y depósitos a plazo fijo: se valuaron a su valor nominal, más el interés devengado hasta la fecha de cierre de cada período.

- Títulos Públicos sin cotización: se valuaron a su valor técnico al cierre del período finalizado el 31 de diciembre de 2001.

2.3. BIENES DE CAMBIO

- Productos Terminados: al 31 de diciembre de 2001 a su valor neto de realización. Al 31 de diciembre de 2000 al menor valor entre el costo de reproducción o reposición según corresponda, y el valor neto de realización.

- Producción en Proceso: al costo incurrido.

- Almacenes: al costo incurrido.

- Ordenes a Facturar: representativas de trabajos en curso, por cuenta de terceros, al costo incurrido.

El valor de los bienes de cambio, considerados en su conjunto, no supera su valor recuperable.

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° - F°
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

2.4. INVERSIONES NO CORRIENTES Y OTROS PASIVOS POR INVERSIONES

- Participación en sociedades controladas y vinculadas: al valor patrimonial proporcional calculado sobre la base de estados contables al 31 de diciembre de 2001 y 2000, con informe del auditor, luego de eliminar los resultados entre estas sociedades no trascendidos a terceros, reexpresados en moneda de cierre de cada período, de acuerdo a nota 1.1.; Arla Foods Ingredients S.A. y SanCor Do Brasil Productos Alimenticios Ltda. se valuaron al valor patrimonial proporcional sobre la base de información contable no auditada, al 31 de diciembre de 2001. Los criterios contables utilizados por las sociedades controladas son similares a los utilizados por la Sociedad Cooperativa controlante.

- Participación en entidades cooperativas y otras sociedades: al valor de costo con el límite del valor patrimonial proporcional al cierre de cada período.

- Otros pasivos por inversiones: corresponde a la participación en SanCor Dairy Corporation que al 31 de diciembre de 2001 presenta patrimonio neto negativo, por lo que la participación de la Sociedad Cooperativa sobre el patrimonio de esta sociedad fue expuesta en el rubro "Otras deudas" del pasivo corriente dado que la Sociedad Cooperativa asume que regularizará dicho déficit. Dicha inversión fue valuada de acuerdo con el método del valor patrimonial proporcional, calculado sobre la base de estados contables con certificado de Contador Público al 31 de diciembre de 2001 y 2000, luego de eliminar los resultados no trascendidos a terceros, reexpresados a moneda de cierre de cada período, de acuerdo a la nota 1.1. Los criterios de valuación utilizados por dicha sociedad fueron similares a los utilizados por la Sociedad Cooperativa.

Las inversiones, consideradas en su conjunto, no superan su valor recuperable.

2.5. BIENES DE USO

Los rubros de terrenos, edificios, maquinarias, cercos e instalaciones y rodados fueron revaluados técnicamente por peritos independientes al 30 de junio de 1990. Dichos valores fueron reexpresados de acuerdo a lo mencionado en la nota 1.1. Las vidas útiles y el valor residual técnico a esa fecha, fueron determinados por los peritos independientes.

El mayor valor generado por la utilización de valores corrientes a la fecha del revalúo técnico, neto de las desafectaciones por depreciaciones y bajas posteriores, se expone en la cuenta "Reserva por Revalúo Técnico de Bienes de Uso", formando parte del Patrimonio Neto.

Los restantes rubros y las incorporaciones posteriores al 30 de junio de 1990 a los rubros revaluados mencionados en el párrafo anterior, se valuaron según su costo de adquisición reexpresado, de acuerdo a lo mencionado en la nota 1.1., menos las correspondientes depreciaciones acumuladas calculadas proporcionalmente a los meses de vida útil estimada al cierre de cada período.

Durante el ejercicio finalizado el 30 de junio de 2001, la Sociedad realizó una valuación técnica de ciertos bienes de uso ofrecidos en garantía para la emisión de la segunda serie de obligaciones negociables (floating rate notes), tal como se menciona en la nota 11. Dicha valuación técnica, realizada por un valuador independiente, ha arrojado como resultado una mayor expectancia de vida útil y un mejor factor de estado y conservación de los mencionados bienes. A partir de los nuevos elementos de juicio obtenidos, la Sociedad Cooperativa ha

Firmado a efectos de su identificación con nuestro informe de fecha 08-03-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8.
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

efectuado al 31 de diciembre de 2000 un cambio prospectivo de las vidas útiles determinadas individualmente para cada bien, a fin de alinearlas con el mencionado cambio de vidas útiles. A raíz de lo mencionado, el cargo a resultado por depreciación de bienes de uso ha disminuido respecto del mismo período del ejercicio anterior.

El valor de estos bienes, considerados en su conjunto, no supera su valor recuperable.

2.6. BIENES INMATERIALES

Al costo incurrido, menos la correspondiente amortización acumulada. El valor de estos bienes, considerados en su conjunto, no supera su valor recuperable.

2.7. CARGOS DIFERIDOS

Gastos pagados por adelantado: al costo incurrido, menos la correspondiente amortización acumulada, calculada en base a los meses de diferimiento establecidos.

2.8. OTROS ACTIVOS

- Envases: al menor valor entre el costo de reposición y el valor neto de realización al cierre de cada período.

2.9. PREVISIONES

- Para cuentas incobrables: cubre créditos en gestión judicial sin garantías prendaria y/o hipotecaria y otros créditos, identificados como de dudosa recuperabilidad sobre la base de un análisis individual de la cartera. En su cuantificación se ha considerado el informe de los abogados.

  Al 31 de diciembre de 2001, la Sociedad Cooperativa mantiene ciertos saldos en gestión y a cobrar vencidos por un valor aproximado de 11.600.000 sobre los que está llevando adelante negociaciones con los clientes, tanto por la vía judicial como extrajudicial, con el fin de acelerar la velocidad de su recupero, confeccionando acuerdos de refinanciación, y obteniendo las garantías para asegurar el cumplimiento de dichas refinanciaciones. La previsión para cuentas incobrables no incluye cargos por los mencionados saldos, dado que en opinión de la Dirección de la Sociedad y sus abogados, las negociaciones y los procesos judiciales en curso, permitirán su recupero.

- Para juicios: cubre contingencias desfavorables que podrían originar obligaciones para la Sociedad Cooperativa, originadas en situaciones existentes a la fecha de cierre de cada período, que tienen un elevado grado de probabilidad de ocurrencia y que son susceptibles de cuantificar. En dicha evaluación y cuantificación se ha considerado el informe de los abogados.

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

2.10. CUENTAS DEL PATRIMONIO COOPERATIVO NETO

Se encuentran expresadas en moneda de cierre de cada período, de acuerdo a lo mencionado en nota 1.1., excepto las cuentas Capital Suscripto y Asociados Suscriptores, las cuales se han mantenido por sus valores de origen. El ajuste derivado de su reexpresión se expone en las cuentas Ajuste del Capital y Ajuste Global del Patrimonio Cooperativo Neto.

El estatuto social establece que el capital suscripto, conjuntamente con las reservas y fondos, deberá ser suficiente al cierre de cada ejercicio para cubrir un máximo del 50 % del Activo, según lo determine el Consejo de Administración, para lo cual deberá considerar el programa de inmovilizaciones y las posibilidades de financiamiento externo.

La integración del capital suscripto determinado de conformidad con la modalidad descripta en el párrafo anterior se realizará principalmente mediante capitalización de utilidades o la acreditación a las cooperativas asociadas de un porcentaje sobre el monto de la producción entregada que es determinado por el Consejo de Administración hasta el límite del 5 % establecido en el artículo 10 de los estatutos sociales.

Ajustes de ejercicios anteriores al 31 de diciembre de 2000: se incluyen los efectos del reconocimiento contable del régimen de retiro anticipado para el personal de la Sociedad Cooperativa, las modificaciones a los resultados de ejercicios anteriores efectuados en la sociedad controlada SanCor do Brasil S.R.L., y el recupero de crédito fiscal IVA en la Sociedad Cooperativa, los que se detallan a continuación:

- Régimen de retiro anticipado: comprende las compensaciones que la Sociedad Cooperativa pagará a los empleados que han sido incluidos en el programa de retiro anticipado de personal vigente. Hasta el cierre del ejercicio finalizado al 30 de junio 2000, la Sociedad Cooperativa seguía el criterio de cargar a los resultados de cada ejercicio los pagos efectuados durante el mismo. A partir del ejercicio iniciado el 1 de julio de 2000, la Sociedad Cooperativa decidió registrar, el pasivo por la totalidad de los beneficios pendientes de liquidación, los que fueron medidos sobre la base del valor descontado de la suma a pagar utilizando una tasa de descuento del 12 % anual. El efecto acumulativo de este cambio de criterio sobre los saldos al inicio del ejercicio finalizado el 30 de junio de 2001 ascendió a 6.920.000.

- SanCor Do Brasil S.R.L.: corresponde a modificaciones realizadas sobre los saldos de cuentas a cobrar al 30 de junio de 2000 por 2.898.840, relacionadas con el análisis de su recuperabilidad.

- Crédito fiscal por impuesto al valor agregado: a partir del período iniciado el 1° de enero de 2000 y con efecto retroactivo al inicio del ejercicio terminado el 30 de junio de 2000, la Sociedad Cooperativa incorporó modificaciones tendientes a mejorar el criterio de asignación de los créditos fiscales correspondientes al impuesto al valor agregado, a los efectos de su vinculación con las operaciones gravadas y no gravadas. Los estados contables por el ejercicio finalizado el 31 de diciembre de 2000, han sido modificados retroactivamente por efecto de estas circunstancias. Posteriormente, durante el ejercicio finalizado el 30 de junio de 2001, la Sociedad Cooperativa ha sufrido un reclamo de la Administración Federal de Ingresos Públicos por la suma de 584.899 en relación al ajuste efectuado durante el ejercicio finalizado el 30 de junio de 2000. Este reclamo, fundado en que esta suma se encontraba prescripta al momento de realizarse el ajuste, fue aceptado por

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

la Sociedad Cooperativa, rectificando las posiciones del impuesto al valor agregado correspondientes. El mencionado monto fue registrado en los estados contables por el ejercicio finalizado el 30 de junio de 2001 como un ajuste a los resultados acumulados al inicio del ejercicio.

La Sociedad Cooperativa dio efecto retroactivo a estos cambios sobre los estados contables al 31 de diciembre de 2000, presentados con propósitos comparativos.

2.11. CUENTAS DEL ESTADO DE RESULTADOS

Las cuentas que acumulan operaciones monetarias ocurridas a lo largo de cada período (ventas, gastos de comercialización y administración, etc.) se computaron por su valor nominal.

Los cargos por consumos de activos no monetarios se determinaron en función de los importes reexpresados de tales activos.

La Sociedad Cooperativa ha segregado los componentes financieros implícitos devengados durante cada período, de los saldos de créditos, deudas, ingresos y gastos en la medida que fuesen significativos.

Bajo la denominación de "Resultados Financieros" se exponen en forma conjunta, aquellas ganancias y costos financieros nominales, discriminados en los generados por activos y por pasivos.

Conceptos	**(Ganancia) Pérdida**	
	2001	**2000**
Resultados Financieros Generados por Activos		
- Intereses y Diferencias de Cambio	1.866.710	172.405
- Intereses Implícitos en Créditos	(5.770.059)	(4.366.709)
TOTAL GENERADO POR ACTIVOS	(3.903.349)	(4.194.304)
Resultados Financieros Generados por Pasivos		
- Intereses y Diferencias de Cambio	22.308.439	15.805.724
- Intereses Implícitos en Deudas	8.108.140	6.357.093
TOTAL GENERADO POR PASIVOS	30.416.579	22.162.817

Por otra parte y de acuerdo con las normas vigentes del I.N.A.E.S., la Sociedad Cooperativa expone el Estado de Resultados clasificado en "rubros de explotación" y "operaciones con no asociados", de acuerdo con los siguientes criterios:

- Las ventas se asignan en forma directa, en función de las unidades y precios comercializados en cada caso.

- Los costos directos, por definición, se imputan a cada uno de los productos involucrados en cada rubro.

- Los costos indirectos se prorratean de acuerdo a diversos criterios que, en general, se relacionan con el nivel de actividad afectado para cada producto.

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

3. EVOLUCIÓN DE LA CUENTA AJUSTE DEL CAPITAL

Saldo al 30 de junio de 1993				11.412.001
Capitalización Dispuesta por Asamblea General		Aumento del Ejercicio		
Fecha	Importe	Finalizado en el año	Importe	
29/10/1993	(1.134.717)	-	-	(1.134.717)
30/09/1994	(141.299)	1994	141.299	-
29/09/1995	(4.451.688)	1995	4.430.489	(21.199)
27/09/1996	(274.411)	1996	274.411	-
Saldo al 31 de diciembre de 2001				10.256.085

4. APERTURA DE COLOCACIONES DE FONDOS, CRÉDITOS Y PASIVOS

Plazo	Colocaciones de Fondos	Créditos (1)	Pasivos: Deudas Financieras (2)	Pasivos: Otras Deudas (3)
Sin Plazo	91.916	89.145.074	-	334.073
Con Plazo				
- Vencido:				
Hasta tres meses	-	32.741.967	-	25.210.868
De tres a seis meses	-	6.374.457	-	8.990.081
De seis a nueve meses	-	9.468.445	-	570.185
De nueve a doce meses	-	3.519.994	-	35.577
De uno a dos años	-	5.990.682	-	174.245
De dos a tres años	-	526.689	-	-
De tres a cuatro años	-	53.876	-	-
Más de cuatro años	-	77.558	-	-
Total vencido	-	58.753.668	-	34.980.956
- A Vencer				
Hasta tres meses	1.476.000	86.964.986	47.110.795	171.278.051
De tres a seis meses	800.000	1.657.835	11.213.658	12.288.338
De seis a nueve meses	-	410.537	5.841.340	2.083.133
De nueve a doce meses	-	212.914	6.422.215	1.417.730
De uno a dos años	-	1.311.005	41.660.091	3.173.571
De dos a tres años	-	673.097	40.420.000	2.237.437
De tres a cuatro años	-	1.792.871	21.250.000	2.281.923
Más de cuatro años	-	156.759	-	137.303
Total a vencer	2.276.000	93.180.004	173.918.099	194.897.486
Total con plazo	2.276.000	151.933.672	173.918.099	229.878.442
Total	2.367.916	241.078.746	173.918.099 (4)	230.212.515

(1) Incluye los créditos por ventas corrientes y otros créditos corrientes y no corrientes, excluidas las previsiones para deudores incobrables y los intereses implícitos en créditos.

(2) Incluye las deudas bancarias y financieras.

(3) Incluye el pasivo total excluidas las deudas bancarias y financieras, las previsiones y los intereses implícitos en deudas.

(4) La tasa de interés promedio ponderada variable de las deudas financieras asciende a 1,07 % mensual.

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

5. BIENES DE DISPONIBILIDAD RESTRINGIDA Y GARANTÍAS OTORGADAS

La Sociedad Cooperativa tiene, al cierre del período, bienes, básicamente maquinarias, inmuebles, mercadería y marcas, gravados con derechos reales por un valor de libros de 181.408.219 y 193.155.063 en garantía de pasivos financieros por 144.273.794 y 189.550.000 y comerciales por 8.360 (2000), para los períodos finalizados al 31 de diciembre de 2001 y 2000, respectivamente.

Los bienes en garantía y su valor de libros al 31 de diciembre 2001 y 2000 son los siguientes:

Conceptos	Valor de Libros	
	2001	2000
Maquinarias prendadas	90.686.527	101.125.528
Inmuebles hipotecados	77.834.940	91.979.888
Mercadería prendada	12.844.956	-
Marcas prendadas	41.796	49.647
Total	181.408.219	193.155.063

Adicionalmente la Sociedad Cooperativa, al 31 de diciembre 2001 ha otorgado garantías por 533.567 y había descontado en entidades financieras cheques recibidos de terceros, facturas emitidas a clientes y cartas de créditos emitidos a clientes del exterior por un valor de 4.678.501, 17.055.734 y 16.014.882 respectivamente. La Sociedad Cooperativa es garante solidario de estas obligaciones, ante un eventual incumplimiento de los libradores o deudores.

6. OPERACIONES CON ENTIDADES CONTROLADAS Y VINCULADAS

Los saldos, resultados y operaciones con las entidades controladas y vinculadas incluidas en el Anexo C son los siguientes:

Concepto		2001	2000
Activo Corriente			
Créditos por Ventas	(1)	6.285.947	12.405.347
Otros Créditos	(2)	13.615.979	6.810.490
Activo No Corriente			
Otros Créditos	(3)	47.985.840	51.568.123
Pasivo Corriente			
Deudas Comerciales	(4)	(14.232.549)	(7.995.588)
Otras Deudas	(5)	(10.491.080)	(9.548.749)
Resultados Financieros			
Ganancia (Pérdida)		-	111.745
Ventas de Bienes y Servicios	(6)	5.852.463	18.102.609
Comisiones/Bonificaciones		265.342	510.115
Gastos de Administración y Comercialización	(7)	796.762	2.321.657

(1) Incluye entre otras: "SanCor Do Brasil S.R.L." 5.787.884 y 11.503.492, "San Marco S.A." 327.779 y 332.283 y "Aproagro S.A." 106.021 (2001).

(2) Incluye entre otras: "El Hornero S.C." 12.476.680 y 2.073.228, "SanCor Do Brasil S.R.L" 3.036.673 (2000), "Amplicampo Inversora S.A." 382.237 (2001), y "Tranlac S.A" 229.340 y 294.876

(3) Incluye: "Integral Insumos S.C." 41.949.473 y 34.860.585 y "San Marco S.A." 6.036.367 y 16.678.595.

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-2002
PISTRELLI DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8
ENRIQUE F. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

(4) Incluye entre otras: "Sodecar S.A." 9.600.053 y 5.503.670, "San Marco S.A." 205.330 y 1.975.047, "Arla Foods Ingredients S.A." 443.310 (2001), "Aproagro S.A." 1.912.769 (2001), "Patrulla S.C." 324.104 (2000) e "Integral Insumos S.C." 1.956.735 y 192.767.

(5) Incluye entre otras: "Arla Foods Ingredients S.A." 3.353.000 (2001), "Integral Insumos S.C." 3.712.385 y 3.544.516, "Trayectoria S.C" 75.078 (2000), "Amplicampo Inversora S.A." 2.402.795 y 5.396.974, "Patrulla S.C." 354.721 (2000) y "Aproagro S.A." 1.012.236 (2001).

(6) Incluye entre otras: "SanCor Do Brasil S.R.L." 5.559.871 y 17.777.016, "Integral Insumos S.C." 323.430 (2000) y "Aproagro S.A." 277.526 (2001).

(7) Incluye: " Patrulla S.C." 1.676.489 (2000) "Integral Insumos S.C." 645.168 (2000) y "Aproagro S.A." 796.162 (2001)

7. RESTRICCIÓN A LA DISTRIBUCIÓN DE RESULTADOS DEL EJERCICIO

De acuerdo con las disposiciones del artículo 42 de la Ley 20.337, los resultados derivados de participaciones en inversiones permanentes y de los otros ingresos y egresos neto, más los resultados positivos de las operaciones con no asociados, deberán destinarse a la cuenta "Reserva Especial (art. 42 Ley 20.337)".

8. OTROS EGRESOS E INGRESOS NETO

La composición de los otros egresos e ingresos neto al cierre de cada período es la siguiente:

Conceptos	Ganancia (Pérdida) 2001	Ganancia (Pérdida) 2000
Ingresos:		
Resultado Venta de Bienes de Uso	84.950	60.100
Resultado por disposición de Participaciones en otras Entidades	259.470	1.486.130
Resultado Venta Almacenes y Material Rezago	44.349	141.073
Egresos:		
Indemnizaciones al personal	(1.409.807)	(940.740)
Régimen de retiro anticipado	(2.709.890)	(1.103.557)
Desvalorización de bonos nacionales y provinciales	(2.945.943)	-
Consignaciones	(169.295)	(193.856)
Servicios y Obras a Cooperativas	(105.241)	2.196.783
Diversos	(715.259)	(75.895)
TOTAL OTROS (EGRESOS) INGRESOS NETO	(7.666.666)	1.570.038

9. OBLIGACIONES NEGOCIABLES

La Sociedad Cooperativa emitió el 7 de noviembre de 1996 la primera serie de obligaciones negociables por un valor nominal de US$ 50 millones, cancelable en un solo pago a su vencimiento, el 7 de noviembre de 2001.

El precio de emisión fue del 99.5865% del valor nominal y los intereses se devengan desde la fecha de emisión y hasta la fecha de vencimiento, a una tasa del 11% nominal anual, pagaderos en forma semestral vencida, el 7 de mayo y el 7 de noviembre de cada año.

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-2002
PISTRELLI DIAZ Y ASOCIADOS
C.P.C.E.C.F. T°1 - F°8
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

Los fondos obtenidos por dicha emisión, fueron aplicados en los siguientes conceptos:

CONCEPTO	US$	FECHA
Financiación capital de trabajo	10.000.000	07-11-96
Cancelación de deuda y sus intereses	1.980.798	29-11-96
Rescate final y pago de intereses de Obligaciones Negociables	29.174.952	02-12-96
Financiación capital de trabajo	8.000.000	16-12-96
Comisión de arrangement	75.000	26-12-96
Total fondos netos recibidos de la emisión	49.230.750	07-11-96

La Sociedad Cooperativa, mediante la Asamblea Ordinaria de Delegados de fecha 24 de septiembre de 1999, dispuso un aumento a US$ 300 millones del monto máximo en circulación del Programa mencionado precedentemente, el cuál fue aprobado por la Bolsa de Comercio y la Comisión Nacional de Valores, mediante Certificado Nro. 269 del 25 de julio de 2000.

La Sociedad Cooperativa ha garantizado la totalidad de esta primera serie y de la segunda, mencionada en la nota 11, con prendas e hipotecas reales sobre ciertos activos.

Con fecha 7 de noviembre de 2001 la Sociedad Cooperativa ha cancelado la primera serie de obligaciones negociables por US$ 50 millones. Dicha cancelación la ha efectuado utilizando, principalmente, los siguientes recursos: (a) parte de la integración de los saldos pendientes de capitalización realizado por las cooperativas asociadas mediante el uso de la línea específica de préstamos del Banco de la Nación Argentina descripta en la nota 12, (b) la extensión de 30 días en el plazo de pago a las cooperativas asociadas por la producción entregada, (c) nuevos préstamos bancarios y (d) fondos provenientes del flujo normal de las operaciones.

10. PRÉSTAMO DE LA INTERNATIONAL FINANCE CORPORATION

a) El 18 de abril de 1995 se procedió a la firma del contrato de préstamo por el cual la International Finance Corporation (I.F.C.) otorgó a SanCor C.U.L. un crédito por US$ 70 millones, el que fue destinado a la financiación parcial del plan de inversiones de la Sociedad Cooperativa aprobado para el período 1995-1999.

Las características principales del préstamo son las siguientes:

- Línea A: US$ 20 millones, pago semestral, con primera amortización en octubre de 1997 y última en abril del 2005.

- Línea B: US$ 30 millones, pago semestral, con primera amortización en abril de 1997 y última en octubre del 2001.

- Línea C: US$ 20,0 millones, pago único en junio del 2005, con opción de capitalización por parte de la I.F.C. en eventuales subsidiarias o en SanCor C.U.L., para el supuesto de su transformación en una sociedad con cotización pública.

El préstamo está cubierto con garantías reales en una relación 1,5:1,0 y la provisión de ciertos seguros adicionales. Los intereses son calculados en base a tasa Libo más una sobretasa, excepto para la Línea C que incluye una tasa adicional mientras no se ejerza la opción mencionada.

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

Al 31 de diciembre de 2001, la deuda asciende a US$ 28,75 millones, incluyéndose US$ 2,5 millones y US$ 26,25 millones en el rubro deudas financieras corrientes y no corrientes, respectivamente.

Las cláusulas de este contrato obligan a la Sociedad Cooperativa, entre otras cosas, a mantener las garantías del préstamo y ciertas relaciones mínimas de liquidez y endeudamiento, y contar con el consentimiento previo de la I.F.C. para efectuar ciertas transacciones significativas que puedan modificar su situación patrimonial y financiera (como ser la constitución de garantías, adquisición y disposición de activos, el otorgamiento de préstamos financieros a terceros y etc.).

En el caso de mora en el pago o incumplimiento de alguna de las cláusulas antes citadas por más de 30 días, la I.F.C., previo aviso por notificación escrita a la Sociedad Cooperativa, puede, en caso de no levantarse el incumplimiento, solicitar la cancelación anticipada del saldo de deuda.

De acuerdo a los presentes estados contables al 31 de Diciembre de 2001, se ha producido el incumplimiento de las relaciones mínimas de liquidez y endeudamiento. A la fecha, de la emisión de los presentes estados contables, la Sociedad Cooperativa se encuentra realizando gestiones con los funcionarios de la I.F.C., para renegociar las cláusulas del presente contrato en función al díficil escenario macroeconómico que atraviesa el país y la Sociedad Cooperativa. Cabe mencionar que a la fecha de emisión de los presentes estados contables, la Sociedad Cooperativa no ha sido notificada sobre dicho incumplimiento; consecuentemente, y en función a las negociaciones mencionadas precedentemente y a lo mencionado en la parte b) de esta nota, continúa clasificando dicho pasivo dentro de las deudas financieras no corrientes, de acuerdo a las condiciones originales del citado contrato de préstamo.

b) La Sociedad Cooperativa estaba en negociaciones con la I.F.C. para obtener un nuevo préstamo cuyo destino le permitiría mejorar el actual perfil y características de su endeudamiento, reemplazar ciertas deudas financieras, y recomponer su capital de trabajo.

El mismo se encuentra momentáneamente suspendido debido a la difícil situación por la que actualmente atraviesa el país.

A la fecha de emisión de los presentes estados contables, SanCor y la I.F.C. se encuentran a la espera de retomar las negociaciones, una vez que se conozca el plan económico del Gobierno Nacional y su impacto en la evolución de la situación del país y en la Sociedad Cooperativa.

11. FLOATING RATE NOTES

Con fecha 27 de julio de 2000 la Sociedad Cooperativa ha emitido la segunda serie de obligaciones negociables denominadas "floating rate notes", por un monto de US$ 94,8 millones correspondientes al Programa para la emisión de Obligaciones Negociables de la Sociedad Cooperativa elevado a US$ 300 millones, según se menciona en la nota 9.

En esta oportunidad, el precio de la emisión se realizó a la par, el interés se calcula de acuerdo a la evolución de las tasas Badlar y Libor, los pagos de interés son trimestrales (14 cuotas) a partir del 27 de octubre de 2000 y la amortización del capital se realiza en 13 cuotas, la primera semestral y las restantes trimestrales, a partir del 29 de enero de 2001.

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

La Sociedad Cooperativa ha garantizado la totalidad de esta serie con prendas e hipotecas reales sobre ciertos activos.

Los fondos netos recibidos de la emisión de la segunda serie de las obligaciones negociables Clase 2 por un valor nominal de US$ 19 millones, y Clase 3 por un valor nominal de US$ 75,8 millones, fueron aplicados en su totalidad, con fecha 27 de julio de 2000, a la cancelación de un préstamo puente por US$ 94,8 millones recibido el 27 de enero de 2000, de acuerdo al siguiente detalle:

CONCEPTO	US$
Citibank N.A.	15.000.000
Rabobank International	15.000.000
Banco Río de la Plata S.A.	15.000.000
Banco de la Nación Argentina	15.000.000
Banca Nazionale del Lavoro S.A.	6.500.000
Banco de la Provincia de Buenos Aires	6.100.000
Banco Societé Generale S.A.	5.000.000
Vereins-Un Westbank AG	4.000.000
Banco del Suquía S.A.	3.100.000
Banco de Galicia y Buenos Aires S.A.	3.050.000
Banco Sudameris Argentina S.A.	3.050.000
Banco de la Ciudad de Buenos Aires	2.000.000
Banco General de Negocios S.A.	1.000.000
Nuevo Banco de Santa Fe S.A.	1.000.000
Fondos recibidos de la Emisión	94.800.000

Las cláusulas del programa de emisión de las obligaciones negociables de esta serie obliga a la Sociedad Cooperativa a mantener ciertos ratios financieros mínimos, los cuales se calculan trimestralmente.

El no cumplimiento de dichos ratios o de alguna de las obligaciones adicionales establecidas en el programa mencionado por un período de más de 45 días desde el momento en que la Sociedad Cooperativa hubiera sido notificada por el Fiduciario, o desde que cualquier Tenedor hubiera notificado a la Sociedad Cooperativa y al Fiduciario, especificando dicho incumplimiento y solicitado su reparación, ubica a la Sociedad Cooperativa en situación de incumplimiento, y el Fiduciario o los Tenedores de al menos el 25 % del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

Como consecuencia del incumplimiento de ciertos ratios financieros al 30 de septiembre de 2001 y anticipando los eventuales efectos que la difícil situación macroeconómica del país pudiese tener sobre este hecho, con fecha 17 de Septiembre de 2001 la Sociedad Cooperativa había notificado al Fiduciario el mencionado incumplimiento, como así también su intención de convocar a una asamblea de tenedores para solicitar una dispensa en relación con el mismo y la modificación de los ratios financieros que la Sociedad Cooperativa no ha podido cumplir.

El 19 de diciembre de 2001, la Sociedad Cooperativa realizó la asamblea de tenedores, en la cual se aprobó la solicitud de dispensas, respecto del incumplimiento de ciertos índices financieros y del compromiso de no hacer, comprometidos al momento de la emisión de las mencionadas "floating rate notes", como así también la flexibilización de ciertos ratios y compromisos

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

financieros con vigencia desde la fecha de la mencionada asamblea hasta los estados contables anuales al 30 de junio del 2002.

De acuerdo a los presentes estados contables al 31 de Diciembre de 2001, se ha producido el incumplimiento de ciertos ratios financieros que habían sido renegociados en la asamblea de tenedores de fecha 19 de diciembre de 2001, mencionada precedentemente. El 28 de enero de 2002, la Sociedad Cooperativa, basada en una propuesta de pago presentada a los bancos participantes, de fecha 23 de enero de 2002, respecto del vencimiento de la cuota de capital e interés el mismo 28 de enero de 2002, realizó un pago parcial de la cuota de interés de US$ 2.000.000, calculada sobre la base de una reducción del 33% sobre las tasas vigentes para ese período (29/10/2001 a 28/01/2002) y se comprometió a pagar el saldo pendiente de US$ 583.000 antes del 10 de abril del 2002. Con relación a la cuota de capital, que asciende a US$ 1.856.000, la Sociedad Cooperativa se comprometió a definir la fecha de pago antes del mencionado 10 de abril del 2002.

Tal como lo prevé el programa, la falta de pago de cualquier suma adeudada en concepto de capital, intereses, prima o montos adeudados respecto de cualquier título se considera una causal de incumplimiento y debería ser subsanada durante un período de 5 días hábiles, período después de cual el Fiduciario o los Tenedores de al menos el 25 % del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

A la fecha de la emisión de los presentes estados contables, la Sociedad Cooperativa se encuentra trabajando con los bancos participantes, conjuntamente con sus asesores legales, para lograr la firma de un acuerdo de consentimiento previo, el cual se ha logrado verbalmente con los bancos participantes tenedores del 79 % de la Clase 2 y con la totalidad de los bancos participantes en la Clase 3, en donde se acepte la propuesta del pago parcial de la cuota de interés, como un pago a cuenta y la renegociación de la cuota de capital antes del 10 de abril del 2002, fecha antes de la cual la Dirección de la Sociedad Cooperativa, en función de las conversaciones que están manteniendo con los bancos participantes convocará a una nueva asamblea de tenedores para ratificar esta propuesta y en donde renegociará los términos y condiciones de las mencionadas "floating rate notes" , teniendo en cuenta la actual crisis que atraviesa y las difíciles condiciones macroeconómicas del país. Consecuentemente la Sociedad Cooperativa continúa clasificando dicho pasivo en sus estados contables al 31 de diciembre de 2001, dentro de las deudas financieras no corrientes.

12. INTEGRACIÓN DE CAPITAL SUSCRIPTO

La Sociedad Cooperativa tiene como criterio contable exponer los saldos pendientes de integración en el patrimonio cooperativo neto, regularizando la cuenta "capital suscripto", hasta obtener evidencia objetiva de su inminente integración.

Conforme a la ley de Cooperativas las cuotas suscriptas deben ser integradas en un plazo máximo de 5 años. Dado que en junio de 2002 se concentra una significativa porción de los vencimientos para integrar el capital suscripto, la Sociedad Cooperativa gestionó ante el Banco de la Nación Argentina, durante el ejercicio finalizado el 30 de junio de 2001, una línea de crédito por US$ 25 millones amortizable mensualmente en un plazo de 5 años, a favor de las cooperativas asociadas, para cumplir con la integración de los aportes de capital suscriptos.

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

Para garantizar el pago del mencionado préstamo, la Sociedad Cooperativa (a) retiene a las cooperativas asociadas un porcentaje de las liquidaciones por leche entregada, (b) constituyó una prenda flotante con registro en primer grado sobre los stocks de productos terminados con un margen de garantía del 150%, y (c) se constituyó en fiador solidario, liso, llano, primero y principal pagador de la obligación, renunciando a los beneficios de excusión, división e interpelación previa al deudor principal.

El capital integrado por las cooperativas primarias haciendo uso de la mencionada línea de crédito con el Banco de la Nación Argentina ascendió a $22.327.584. Sin embargo, al 31 de diciembre de 2001, ciertas cooperativas primarias que habían comprometido la integración de saldos pendientes haciendo uso de la mencionada línea de crédito, no han podido reunir los requisitos exigidos por el Banco de la Nación Argentina, situación que hace improbable la integración de dichos importes en el corto plazo. Consecuentemente, los saldos comprometidos por dichas cooperativas que al 31 de diciembre de 2001 ascienden a $501.337, y eran clasificados hasta esa fecha como "Otros créditos corrientes", han sido expuestos dentro de la cuenta "Asociados suscriptores", regularizando la cuenta "Capital suscripto".

13. CONVENIO DE ADHESIÓN ENTRE SANCOR CUL Y ASOCIACIÓN UNION TAMBEROS COOPERATIVA LIMITADA (AUT)

Con fecha 11 de julio de 2001, SanCor CUL y AUT (accionistas de Milkaut S.A.) suscribieron un Convenio de Adhesión de ésta a la primera, el que tendría efecto entre las partes al cumplimiento por parte de las mismas de una serie de condiciones antes del 15 de octubre de 2001, entre las cuales figuraban: la celebración de una asamblea ordinaria de asociados en SanCor CUL cuyo objeto fuera la consideración de una reforma estatutaria referente a la participación política de AUT y preste conformidad a la transferencia de activos y pasivos de ésta a SanCor CUL para la integración de los saldos de suscripción, la aprobación por la autoridad competente de Defensa de la Competencia y la suscripción de una acuerdo marco entre las partes y los accionistas de Milkaut S.A.

El Convenio de Adhesión preveía la suscripción de AUT de 21.186.662 nuevas cuotas sociales de 1 peso cada una a realizar con una integración del siguiente modo: 5 % a la fecha de firma del convenio, el 66,66 % a más tardar el 15 de octubre del 2001 mediando la transferencia de activos y pasivos de AUT en montos sujetos a la aprobación de la asamblea ordinaria según lo indicado en el párrafo anterior, y el 28,24 % restante dentro de los cinco años de la firma del Convenio de Adhesión.

Con fecha 28 de septiembre de 2001, la Asamblea General Ordinaria de SanCor aprobó los puntos antes mencionados. Sin embargo, dado que el cumplimiento de algunas de las condiciones no estuvieron resueltas al citado día 15 de octubre de 2001, el mencionado Convenio de Adhesión ha quedado en condición suspensiva, siendo su ratificación sujeta al acuerdo de nuevas condiciones de las partes entre sí, y entre éstas y los accionistas de Milkaut S.A., situación sobre la cual no se ha podido avanzar, dado el complicado escenario económico que se encuentra atravesando el país a la fecha de emisión de los presentes estados contables.

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-2002
PISTRELLI DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

14. HECHOS POSTERIORES - EFECTOS DE LA DEVALUACION SUBSECUENTE Y ACTUAL CRISIS ECONÓMICA

A partir de comienzos de diciembre de 2001, las autoridades nacionales implementaron diversas medidas de carácter monetario y de control de cambios, que comprendían principalmente la restricción a la libre disponibilidad de los fondos depositados en las entidades bancarias y la imposibilidad práctica de realizar transferencias al exterior, con excepción de aquellas vinculadas al comercio exterior. Posteriormente, el Gobierno declaró el incumplimiento del pago de los servicios de la deuda externa y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la ley de convertibilidad vigente desde marzo de 1991, y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

La Comunicación "A" 3425 y sus modificatorias, del Banco Central de la República Argentina ("BCRA"), dispuso una devaluación del peso argentino respecto del dólar estadounidense y estableció un mercado de cambios "oficial", básicamente para exportaciones y ciertas importaciones y obligaciones financieras y otro "libre" para el resto de operaciones. La paridad del mercado "oficial" fue establecida en 1,40 pesos por dólar y la cotización del mercado "libre" al cierre del primer día de reapertura del mercado cambiario (11 de enero de 2002), que había estado suspendido desde el 23 de diciembre de 2001, osciló entre 1,60 y 1,70 pesos por cada dólar, tipo vendedor.

Posteriormente, se emitieron diversas normas, entre ellas el Decreto N° 214/2002 (Decreto de Reordenamiento Financiero) del 3 de febrero de 2002, que introdujeron modificaciones adicionales a la nueva normativa vigente, cuyos aspectos principales a la fecha de aprobación de estos estados contables, se resumen a continuación:

a) la unificación del mercado de cambios en un mercado "libre" por el que se negociarán las operaciones de comercio exterior y, con autorización previa del BCRA, las operaciones financieras. Al 8 de febrero de 2002, fecha de aprobación de los presentes estados contables, la última cotización disponible de un dólar estadounidense en dicho mercado, fue de 1,90 y 2,10 pesos por cada dólar, tipo comprador y vendedor, respectivamente.
b) la restricción a la libre disponibilidad de fondos depositados en las instituciones financieras;
c) la pesificación de los depósitos en dólares mantenidos en instituciones financieras del país al tipo de cambio de 1,40 pesos por cada dólar y de todas las obligaciones expresadas en dicha moneda, contraídas al 6 de enero de 2001 en el país, al tipo de cambio de 1 peso por cada dólar. Los depósitos y deudas convertidos a pesos se actualizarán posteriormente por un "coeficiente de estabilización de referencia" ("CER") a ser publicado por el BCRA, que se aplicará a partir de la fecha de publicación del Decreto N° 214/2002, más una tasa de interés mínima para los depósitos y máxima para las obligaciones con el sistema financiero, establecidas por el BCRA;
d) la emisión de un bono del Estado Nacional que compense a las entidades financieras por la diferencia generada por la aplicación de los tipos de cambio previamente mencionados;
e) la pesificación de todos los contratos privados a un tipo de cambio de 1 peso por cada dólar y su posterior actualización por el CER;
f) la pesificación de las tarifas de los servicios públicos anteriormente pactadas en dólares y su posterior renegociación caso por caso;
g) la implementación de nuevos regímenes de retención a las exportaciones de hidrocarburos;

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

h) la suspensión de los despidos sin causa justificada por el término de 90 días y la penalización de abonar el doble de la indemnización que prevé la legislación laboral, en caso de llevarse a cabo;
i) la suspensión por dos años de la ley de intangibilidad de los depósitos; y
j) la suspensión por el plazo de 180 días de todos los procesos judiciales y medidas cautelares y ejecutorias sobre los créditos, deudas, depósitos o reprogramaciones financieras afectados por las nuevas medidas económicas.

A la fecha de aprobación de estos estados contables, el Gobierno Nacional se encuentra aún analizando políticas complementarias, que deberán definir, entre otras cuestiones, la forma en que se pesificarán los préstamos garantizados en dólares correspondiente a la fase local del canje de deuda pública y la instrumentación del pago de la deuda privada externa.

Por otra parte, y como consecuencia de los cambios instrumentados, durante el mes de enero se produjo un incremento del índice de precios al consumidor de un 2,3% y de precios internos al por mayor de un 6,6%, de acuerdo a la información del Instituto Nacional de Estadísticas y Censos.

Lo descripto anteriormente, sumado al difícil contexto macroeconómico que viene atravesando el país, ha llevado a un escenario de profunda recesión de la economía en su conjunto, con caídas significativas del consumo y de la inversión, crecimiento del desempleo, incremento del déficit fiscal y aumento del riesgo país.

Este contexto económico ha impactado en la Sociedad Cooperativa generando un importante incremento de la morosidad de su cartera de créditos, una disminución en la calidad de la cobranza, una caída en el nivel de las ventas, una significativa disminución de su flujo de fondos real respecto de los estimados y, consecuentemente, serias dificultades para la cancelación de sus pasivos comerciales, laborales y financieros de corto plazo y mediano plazo, como por ejemplo el pago parcial de la cuota del las "floating rate notes", mencionada en la nota 11. Este deterioro de la cadena pagos ha requerido a la Sociedad Cooperativa el inicio de gestiones tendientes a una reestructuración global de las deudas financieras y comerciales.

Tal como se indica en la nota 2.1., los activos y pasivos en moneda extranjera al 31 de diciembre de 2001 fueron valuados al tipo de cambio de 1 peso por cada dólar vigente a la fecha de suspensión del mercado de cambios previamente mencionada, de acuerdo con lo establecido por la Resolución MD N° 1/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires ("CPCECABA") y por la Resolución N° 392 de la Comisión Nacional de Valores ("CNV").

La posición neta de activos y pasivos en moneda extranjera, que generarían efectos como consecuencia de la devaluación producida hasta la fecha de aprobación de los estados contables, se encuentra expuesta en el Anexo G de los presentes estados contables Dicha posición no ha sufrido cambios significativos a la fecha de aprobación de estos estados. El impacto estimado de las devaluaciones subsecuentes sobre la posición neta en moneda extranjera es una diferencia de cambio negativa de aproximadamente 152.400.000, que será reconocida contablemente en el período a finalizar el 31 de marzo de 2002 de acuerdo con las normas contables vigentes.

Respecto al impacto estimado de la mencionada devaluación sobre la posición neta de activos y pasivos en moneda extranjera en la Sociedad Cooperativa por sus inversiones en sus sociedades controladas y vinculadas sería una pérdida de aproximadamente 16.800.000, calculada de acuerdo

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 F° 8
ENRIQUE Z. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

a lo mencionado en el párrafo anterior, y que será reconocida en el período a finalizar el 31 de marzo de 2002.

A la fecha de la emisión de los presentes estados contables, se encuentran pendientes resoluciones complementarias y decisiones gubernamentales así como también negociaciones con los bancos respectivos, como así también de los planes estratégicos, que podrían afectar significativamente los montos de los efectos anteriormente mencionados en aproximadamente una diferencia de cambio positiva de 80.000.000.

Teniendo en cuenta lo reciente de los anuncios económicos, y que ciertas cuestiones requerirán de nuevas medidas y de precisiones por parte del Gobierno respecto de su instrumentación, a la fecha de emisión de los presentes estados contables no es posible determinar los futuros efectos que la continuación de la crisis económica puede tener sobre la situación financiera y los resultados de la Sociedad Cooperativa, incluyendo el efecto sobre las operaciones con los bancos, clientes y proveedores. Los presentes estados contables no incluyen ningún ajuste que pudiera resultar de esas incertidumbres. El Consejo de Administración y la Gerencia de la Sociedad Cooperativa se encuentra en continua evaluación de la magnitud de los impactos que podrían tener dichas medidas económicas sobre la situación patrimonial y financiera de la Sociedad Cooperativa y los resultados de sus operaciones como así también los planes estratégicos que le permitan superar adecuadamente la actual crisis por la que se encuentra transitando. Los efectos relacionados serán informados en los estados contables cuando ellos sean conocidos y cuantificables.

Firmado a efectos de su
Identificación con nuestro
Informe de fecha 08-02-2002
PISTRELLI, DÍAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 – F° 8

RICARDO ALBERTO GARRONE
Presidente
Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. – T° 113 – F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ANEXO A

EVOLUCION DE LOS BIENES DE USO POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2001 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos)

RUBROS	COSTO ORIGINAL MAS REVALUOS					DEPRECIACIONES ACUMULADAS				NETO RESULTANTE 2001	NETO RESULTANTE 2000
	Saldo al Comienzo del Ejercicio	Aumentos	Disminuciones	Transferencias	Saldo al Cierre del Período	Acumuladas al Comienzo del Ejercicio	Del Período Aumentos	Del Período Disminuciones	Acumuladas al Cierre del Período		
TERRENOS	6,540,296	140,322	(10,020)	-	6,670,598	-	-	-	-	6,670,598	6,540,296
EDIFICIOS	153,286,027	159,400	(144,448)	1,978,471	155,279,450	48,436,969	2,301,526	(24,723)	50,713,772	104,565,678	106,350,822
CERCOS E INSTALACIONES	14,138,313	10,411	(4,420)	30,995	14,175,299	5,039,183	263,635	-	5,302,818	8,872,481	9,233,902
MAQ. E INSTALACIONES	273,036,439	2,203,647	(356,215)	3,912,092	278,795,963	155,439,141	6,971,596	(271,255)	162,139,482	116,656,481	122,062,655
HERRAMIENTAS EN USO	533,906	214	(3,646)	-	530,474	449,781	16,726	(3,496)	463,011	67,463	95,084
MUEBLES Y UTILES	8,147,747	14,452	(19,022)	31,642	8,174,819	5,542,285	247,767	(17,243)	5,772,809	2,402,010	2,775,145
RODADOS	3,253,693	71	(387,322)	23,729	2,890,171	1,638,852	54,504	(363,077)	1,330,279	1,559,892	1,711,804
EQ. COMPUTACION PROPIOS	5,344,641	318,233	(468,777)	103,863	5,297,960	4,615,432	248,601	(447,994)	4,416,039	881,921	884,883
BIENES DE USO EN COMODATO	131,473	-	(1,342)		130,131	26,321	5,991	(112)	32,200	97,931	111,177
EQ.DE COMP. EN COMODATO	113,109	-	-	(11,335)	101,774	110,773	340	(10,675)	100,438	1,336	-
BIENES DE USO EN LEASING	4,691,798	-	-	-	4,691,798	1,510,000	234,039	-	1,744,039	2,947,759	3,415,439
BIENES DE USO EN LEASING ROD.	799,848	-	-	(23,420)	776,428	41,132	56,232	(2,509)	94,855	681,573	-
MAQ.LEY 24402 Y RES.502/95	33,837,070	-	-	-	33,837,070	13,873,138	1,228,585	-	15,101,723	18,735,347	21,092,279
OBRAS EN CURSO	7,431,205	899,544	(1,065,852)	(6,046,037)	1,218,860	-	-	-	-	1,218,860	6,358,243
BIENES DE USO RESOL. 502/95	8,929,031	-	-	-	8,929,031	2,725,505	471,154	-	3,196,659	5,732,372	6,674,680
TOTALES 2001	520,214,596	3,746,294	(2,461,064)	-	521,499,826	239,448,512	12,100,696	(1,141,084)	250,408,124	271,091,702	-
TOTALES 2000	519,324,954	4,719,490	(6,754,303)	-	517,290,141	221,532,332	12,444,328	(3,992,928)	229,983,732	-	287,306,409
			(A)				(B)	(A)			

(A) - Incluye 83.730 (2001) y 2.096.971 (2000) de Desafectación de la Reserva Revalúo Técnico por Bajas del Período.

(B) - Incluye 3.408.736 (2001) y 3.240.362 (2000) de Mayor Amortización Técnica

con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Tº 1 - Fº 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A
C.P.C.E.C.F. Tº 113 - Fº 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ANEXO B

ACTIVOS INTANGIBLES POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2001
COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos)

CUENTA PRINCIPAL	Saldo al Comienzo del Ejercicio	Aumentos	Saldo al Cierre del Periodo	AMORTIZACION ACUMULADA				NETO RESULTANTE
				Acumuladas al Comienzo del Ejercicio	Del Ejercicio		Acumuladas al Cierre del Periodo	
					Alícuota	Monto		
MARCAS DE FABRICA	1,775,708	90,859	1,866,567	1,053,981	10%	42,437	1,096,418	770,149
TOTALES 2001	1,775,708	90,859	1,866,567	1,053,981	-	42,437	1,096,418	770,149
TOTALES 2000	1,403,631	247,010	1,650,641	908,052	-	90,442	998,494	652,147

Firmado a efectos de su identificación
con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL No. 62 - Iniciado el 1 de Julio de 2001

ANEXO C

INVERSIONES EN ACCIONES, OTROS VALORES NEGOCIABLES Y PARTICIPACION EN OTRAS SOCIEDADES AL 31 DE DICIEMBRE DE 2001 COMPARATIVO CON EL MISMO PERIORO DEL EJERCICIO ANTERIOR
(Expresado en Pesos)

Emisor y características de los valores	2001 Clase	2001 Valor Nominal	2001 Cantidad	2001 Valor de Libros	2000 Valor de Libros	Información sobre el emisor – Último balance: Actividad	Fecha	Capital Social	Resultados	Patrimonio Neto	Porcentaje Directo	Porcentaje Indirecto
Inversiones corrientes												
Inversiones bancarias	-	-	-	2,282,261	71,062	-	-	-	-	-	-	-
Títulos y acciones	-	-	-	85,655	258,109	-	-	-	-	-	-	-
Total de Inversiones corrientes	-	-	-	2,367,916	329,171	-	-	-	-	-	-	-
Inversiones No Corrientes												
El Hornero S.C. (1)	-	-	-	263,790	705,531	Ind.y Comerc. de Productos Alimenticios	12-2001	310,000	(239,052)	265,115	99.50%	99.50%
Coop Publicidad S.C.	-	-	-	48,827	47,141	Agencia de Publicidad	12-2001	1	(1,751)	54,252	90.00%	99.95%
Amplicampo Inversora S.A.	A / B	1.00	412,205	9,500,704	10,018,564	Servicios de financiación y actividades financieras	12-2001	433,900	(557,340)	10,000,741	95.00%	95.00%
Tranlac S.A.	-	-	-	9,376	-	Empresa transportista de mercaderías y bienes	12-2001	200	-	9,617	97.50%	99.99%
SanCor Do Brasil Productos Alimenticios Ltda. (4)	-	-	-	3,691,404	4,346,520	Imp. y comerc. de Productos Alimenticios	12-2001	10,957,742	6,349,372	4,012,396	92.00%	99.96%
Integral Insumos S.C. (1) (2)	-	-	-	493,472	2,967,264	Provisión de insumos para la actividad agropecuaria y agroindustrial	12-2001	440,000	(2,807,171)	503,543	98.00%	99.99%
SanCor Mexico	-	-	-	2,309	2,344	Industrialización y comercialización de productos alimenticios	12-2000	6,383	(36)	2,431	95.00%	99.98%
Sodecar S.A.	A	100.00	77,618	7,767,272	7,782,605	Elaboración de fiambres, chacinados y otros	12-2001	15,523,600	(195,480)	15,534,544	50.00%	77.40%
Arla Foods Ingredients S.A.	-	1.00	13,806	16,290,532	-	Elaboración y venta de productos derivados del suero de queso	12-2001	27,612,000	130,322	30,181,063	50.00%	50.00%
SanCor Dairy Corporation	-	1.00	10,000	-	10,000	Imp. y comerc. de Productos Alimenticios	12-2001	10,000	74,484	(46,320)	100.00%	100.00%
Unidos S.A. A.F.J.P.	-	-	-	-	1,886,901	Administración Fondo de Jubilaciones y Pensiones	-	-	-	-	-	-
Trayectoria S.A.	-	-	-	-	823,358	Administración Seguros de Vida	-	-	-	-	-	-
SanCor Seguros de Retiro S.A.	-	-	-	-	617,387	Seguros de Retiro	-	-	-	-	-	-
Prevención A.R.T. (3)	-	-	-	-	1,645,900	Aseguradora de riesgos del trabajo	-	-	-	-	-	-
Patrulla S.A. (3)	-	-	-	-	264,989	Servicio policía particular, vigilancia, custodia, informes e investigaciones	-	-	-	-	-	-
Aproagro S.A.	-	-	-	-	-	Provisión de insumos para la actividad agropecuaria y serv. informáticos	12-2001	5,012,000	156,620	5,199,648	-	95.00%
Nobleplus S.A.	-	-	-	-	-	Ind.y Comerc. de Productos Alimenticios	12-2001	101,130	8,242	16,574	-	99.98%
San Marco S.A.	-	-	-	-	-	Elaboración y Comercialización de productos lácteos	12-2001	11,000,000	(556,702)	11,364,614	-	99.50%
Acciones de Cooperativas	-	-	-	3,093,548	2,924,247	-	-	-	-	-	-	-
Otras	-	-	-	136,690	131,918	-	-	-	-	-	-	-
Total de inversiones no corrientes	-	-	-	41,297,924	34,174,669	-	-	-	-	-	-	-
Otros Pasivos por Inversiones												
SanCor Dairy Corporation	-	-	-	(46,320)	-	-	-	-	-	-	-	-
Tranlac S.A.	-	-	-	-	(48,529)	-	-	-	-	-	-	-
Total de Otros Pasivos por Inversiones	-	-	-	(46,320)	(48,529)	-	-	-	-	-	-	-

(1) Durante el período finalizado el 31 de diciembre de 2001 se efectuaron aportes de capital en El Hornero S.C. e Integral Insumos S.C. por 995.000 y 2.940.000, respectivamente.

(2) Integral Insumos S.C. cedió créditos para la constitución de fideicomisos financieros, cuyo monto a vencer al 31 de diciembre de 2001 ascendía a 23.229.098, asumiendo sobre ellos garantía solidaria e irrestricta del cumplimiento en tiempo y forma de los flujos de fondos y demás obligaciones de pago correspondientes a los deudores. El vencimiento de dichos créditos se produce en los próximos seis ejercicios de a cuerdo a los siguientes porcentajes: 24%, 42%, 25%, 1%, 4% y 4%, respectivamente.

(3) Con fecha 7 de diciembre de 2001 la Sociedad Cooperativa vendió su participación accionaria en Patrulla S.A. y Prevención A.R.T. generando una ganancia de 259.470 que fue expuesta en el rubro Otros (Egresos) Ingresos Neto del Estado de Resultados.

(4) Con fecha 24 de octubre de 2001 y a efectos de recuperar el Patrimonio Neto de SanCor Do Brasil Productos Alimenticios Ltda., la Sociedad Cooperativa condonó créditos por 7.536.383 que mantenía con la mencionada vinculada, por lo cual el resultado de SanCor Do Brasil Productos Alimenticios Ltda. antes de dicha condonación ha sido una pérdida de 1.187.011. El mencionado resultado fue incluido dentro del rubro Resultado Inversiones Permanentes del Estado de Resultados.

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

Firmado a efectos de su identificación
con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Tº 1 - Fº 8

ENRIQUE J. COLOMBO
Contador Público U.C.A.
C.P.C.E.C.F. Tº 113 - Fº 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ANEXO E

EVOLUCION DE LAS PREVISIONES, RESERVAS Y FONDOS POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2001

(Expresado en Pesos)

RUBROS	SALDOS AL COMIENZO DEL EJERCICIO	DISMINU-CIONES	AUMENTOS	2001 SALDOS AL CIERRE DEL PERIODO	2000 SALDOS AL CIERRE DEL PERIODO	REFERENCIAS SOBRE DISMINUCIONES	REFERENCIAS SOBRE AUMENTOS
PREVISIONES							
Deducidas del Activo:							
Para Cuentas Incobrables	11,481,284	239,902	12,217,937	23,439,319	8,554,450	Consumo y/o recupero	Análisis individual de recuperabilidad (Nota 2.9)
Para Desv.de Inversiones	464,703	-	-	464,703	464,703		
	11,925,987	239,902	12,217,937	23,904,022	9,019,153		
Incluidas en el Pasivo:							
Autoseguro de Carga	-	-	-	-	221,432		
Autoseguro de Incendios	-	-	-	-	250,000		
Autoseguro Robo de Dinero	-	-	-	-	70,242		
Autoseguro Flotas	-	-	-	-	20,348		
Previsión Juicios	7,915,367	773,905	1,186,536	8,327,998	8,031,083	Absorción por acuerdos extrajudiciales	Cálculo sobre litigios laborales según informes de asesores legales(Nota 2.9).
	7,915,367	773,905	1,186,536	8,327,998	8,593,105		
TOTAL	19,841,354	1,013,807	13,404,473	32,232,020	17,612,258		
RESERVAS Y FONDOS							
Legal	1,279,030	-	-	1,279,030	1,279,030		
Acción Asist. y Laboral	2,860	-	63	2,923	2,775		Intereses y recuperos de préstamos otorgados al personal
Especial(Art. 42 Ley 20.337)	23,221,255	7,524,922	-	15,696,333	22,620,497	Absorción rdo.Ejercicio 00/01 (1,120,167) Otros ingresos netos Ej. 00/01 (6,404,755)	
Revalúo Técnico	106,312,768	3,492,466	-	102,820,302	109,881,805	Desafectación por depreciación y bajas de bienes de uso	
TOTAL	130,815,913	11,017,388	63	119,798,588	133,784,107		

Firmado a efectos de su identificación
con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA ANEXO F
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

COSTO DE LAS MERCADERIAS VENDIDAS POR EL PERIODO DE SEIS MESES TERMINADO

EL 31 DE DICIEMBRE DE 2001 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos)

RUBROS	2001			2000
	RUBROS DE EXPLOTACION	OPERACIONES CON NO ASOCIADOS	TOTALES	TOTALES
Existencia al Comienzo del Ejercicio				
Productos Terminados	74,526,606	3,248,062	77,774,668	76,206,470
Compras y Costos de Producción				
Compras y Gastos de Fabricación (Anexo H)	229,418,157	2,757,279	232,175,436	254,905,525
Subtotal	303,944,763	6,005,341	309,950,104	331,111,995
Existencia Final Productos Terminados	77,608,876	4,428,490	82,037,366	70,043,618
Intereses Implícitos en Compras	9,679,956	361,965	10,041,921	6,713,419
Costo de las Mercaderías Vendidas	216,655,931	1,214,886	217,870,817	254,354,958

Firmado a efectos de su identificación
con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA — ANEXO G
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA AL 31 DE DICIEMBRE DE 2001
COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos)

Rubros	2001				2000		
	Monto y clase de la moneda extranjera		Cambio Vigente	Monto en moneda local	Monto y clase de la moneda extranjera		Monto en moneda local
ACTIVO							
ACTIVO CORRIENTE							
CAJA Y BANCOS	6,794	DOLARES	1.00000	6,794	17,232	DOLARES	17,232
	3,137	REALES	0.42955	1,349	3,595	REALES	1,875
	22,000	LIRAS	0.00047	10	22,000	LIRAS	10
	900	F.FRANCES	0.13890	125	900	.FRANCES	171
	265	MARC.ALEM.	0.46550	123	265	ARC.ALEM.	128
	7,000	PESETAS	0.00549	38	6,996	PESETAS	299
	1,062	COR.DANES	0.12238	130	800	OR.DANES	101
	140	FCO. SUIZO	0.63100	88	140	CO. SUIZO	85
	43,330	PES.CHILE	0.00143	62	43,330	PES.CHILE	81
	315	PES.URUG.	0.07240	23	315	PES.URUG.	27
	125	LIBRA EST.	1.45100	181	125	LIBRA EST.	220
INVERSIONES (1)	2,282,261	DOLARES	0.00000	2,282,261	-	DOLARES	-
CREDITOS POR VENTAS (1)	18,240,816	DOLARES	1.00000	18,240,816	28,391,491	DOLARES	28,391,491
OTROS CREDITOS (1)	884,223	DOLARES	1.00000	884,223	2,057,491	DOLARES	2,057,491
TOTAL				**21,416,223**			**30,469,211**
PASIVO							
PASIVO CORRIENTE							
PROVEEDORES (1)	2,486,957	DOLARES	1.00000	2,486,957	1,071,404	DOLARES	1,071,404
	205,200	F.FRANCES	0.13890	28,502	172,800	.FRANCES	24,520
DEUDAS FINANCIERAS (1)	70,588,008	DOLARES	1.00000	70,588,008	103,132,321	DOLARES	103,132,321
OTRAS DEUDAS (1)	292,968	DOLARES	1.00000	292,968	319,969	DOLARES	319,969
TOTAL				**73,396,434**			**104,548,214**
PASIVO NO CORRIENTE							
PROVEEDORES (1)	1,044,910	DOLARES	1.00000	1,044,910	2,645,819	DOLARES	2,645,819
	-	-	-	-	32,400	FR.FRANC	4,598
DEUDAS FINANCIERAS (1)	103,330,091	DOLARES	1.00000	103,330,091	126,620,360	DOLARES	126,620,360
TOTAL				**104,375,001**			**129,270,777**

(1) Incluye importes denominados en moneda extranjera al 31 de diciembre de 2001 que, de acuerdo a la interpretación de las medidas económicas del Gobierno Nacional que se mencionan en la Nota 14, serían pesificados al tipo de cambio 1a 1. El detalle de los mismos incluye Inversiones, Créditos por Ventas, Otros Créditos, Deudas Financieras, Proveedores y Otras Deudas por apróximadamente 800.000, 2.208.056, 839.796, 21.922.660, 2.398.909 y 268.063, respectivamente.

Firmado a efectos de su identificación
con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA — ANEXO H
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

COMPRAS Y GASTOS DE FABRICACION, ADMINISTRACION Y COMERCIALIZACION

POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2001 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos)

Rubros	2001				2000
	Compras y gastos de fabricación	Gastos de Administración	Gastos de Comercialización	Total	Total
Materia prima	132,758,304	-	-	132,758,304	145,952,489
Mano de Obra	25,893,464	3,787,446	9,513,781	39,194,691	44,879,558
Fletes y Traslados	7,830,681	515,236	15,251,953	23,597,870	25,702,459
Envases y Embalajes	28,182,521	-	879,882	29,062,403	30,949,972
Deudores Incobrables	-	-	12,217,937	12,217,937	900,000
Depreciación de Bienes de Uso (1)	7,978,683	168,853	544,424	8,691,960	9,203,966
Conservación de Bienes de Uso	2,241,573	26,095	149,756	2,417,424	4,005,605
Combustible y Energía Eléctrica	5,500,767	35,216	322,713	5,858,696	6,552,502
Publicidad, Promoción y Otros	2,779	476,224	13,824,915	14,303,918	11,867,121
Impuestos	2,833,098	15,725	1,681,921	4,530,744	4,706,184
Otros Servicios	647,259	448,224	1,237,811	2,333,294	2,020,372
Servicios Contratados a 3°	6,230,479	567,122	4,147,767	10,945,368	12,095,258
Otros	12,075,828	533,850	8,345,398	20,955,076	17,798,903
Total 2001	232,175,436	6,573,991	68,118,258	306,867,685	-
Total 2000	254,905,525	8,489,197	53,239,667	-	316,634,389

(1) Neto de desafectación de la Reserva por Revalúo Técnico de Bienes de Uso.

Firmado a efectos de su identificación
con nuestro informe de fecha 08-02-2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

Reseña Informativa del período de seis meses finalizado el 31 de diciembre de 2001

(Comparativa con el mismo período de los cuatro ejercicios anteriores)

1) Actividades desarrolladas por la entidad: (*)

- *Los volúmenes de producción del período, tal como sucediera durante todo el ejercicio anterior, continúan mostrando en este semestre un decrecimiento en el nivel de producción de leche respecto al mismo período del ejercicio anterior.*
- *Las ventas en volumen, cayeron respecto al mismo período del ejercicio anterior, fundamentalmente en las colocaciones en el mercado interno a raíz de la situación macroeconómica de nuestro país. En tanto, el nivel promedio de los precios tiene una variación negativa en el mercado interno y neutro en las colocaciones al exterior.*
- *El resultado neto se ubica en niveles negativos, como consecuencia de diversos impactos entre los que se encuentran los siguientes: un fuerte impacto en la devaluación del stock, que tiene origen en la disminución estacional de precios, hecho que hizo revertir los resultados esperados, además hemos procedido a reconocer la tendencia por incobrabilidad de clientes que tiene origen en la situación de corte de la cadena de pagos en que se encuentra inmersa Argentina, por la misma causa hemos soportado en el período bajo análisis elevados intereses financieros debido al alto nivel de endeudamiento en el exterior y a tasas con componentes variables. Adicionalmente la Sociedad Cooperativa recibió impactos de resultados negativos originados en sus sociedades controladas y también ha soportado resultados imputados a otros ingresos y egresos que tienen origen principalmente en un programa de retiro voluntario del personal con el objetivo de reestructurar la empresa en niveles más competitivos que mejore nuestra performance futura.*
- *La estructura patrimonial y financiera ha desmejorado en función a la situación general del contexto, causando un nivel de liquidez decreciente, dado las actuales características de nuestro ciclo de pagos y cobros. El nivel de endeudamiento se incrementó respecto a semestres anteriores, en virtud de necesidades financieras para afrontar el crecimiento de los conceptos incluidos en el activo corriente y el efecto de las pérdidas que tiene la empresa. Esto ha producido un deterioro en la cadena de pago que ha requerido a la Sociedad Cooperativa el inicio de gestiones tendientes a una reestructuración global de sus deudas comerciales y financieras.*

2) Estructura Patrimonial Comparativa (en pesos):

	2001	2000	1999	1998	1997
Activo Corriente	276.027.230	262.200.424	257.359.333	244.262.800	209.213.626
Activo no Corriente	376.328.237	394.224.037	368.420.206	384.174.257	383.256.316
Total	652.355.467	656.424.461	625.779.539	628.437.057	592.469.942
Pasivo Corriente	289.864.307	243.028.172	215.859.992	201.073.675	170.700.832
Pasivo no Corriente	119.488.323	142.941.291	119.980.603	136.828.974	143.345.082
Subtotal	409.352.630	385.969.463	335.840.595	337.902.649	314.045.914
Patrimonio Neto	243.002.837	270.454.998	289.938.944	290.534.408	278.424.028
Total	652.355.467	656.424.461	625.779.539	628.437.057	592.469.942

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-02
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T 1 - F 8
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.

3) Estructura de Resultados Comparativa (en pesos):

	2001	2000	1999	1998	1997
Resultado Oper. Ordinario	2.176.859	20.096.884	6.857.269	9.826.931	5.251.809
Resultados Financieros	(26.513.230)	(17.968.513)	(12.636.764)	(7.609.986)	(8.761.157)
Otros Ingresos y Egresos (1)	(12.831.016)	1.002.284	4.950.258	(1.245.661)	(673.963)
Fondo Promoción Cooperativa	(1.272.000)	(1.380.000)	(662.752)	(571.512)	(432.270)
Resultado Neto	(38.439.387)	1.750.655	(1.491.989)	399.772	(4.615.581)

(1) Incluye el resultado de inversiones permanentes

4) Datos Estadísticos (en unidades físicas): (*)

- *Las cifras están expresadas en miles de litros de leche de materia prima contenida en los productos elaborados y vendidos.*

	2001	2000	1999	1998	1997
# Volumen de Producción	823.070	891.467	1.008.276	966.243	849.843
# Volumen de Ventas					
- Mercado Local	560.079	632.736	653.867	609.272	618.363
- Exportación	176.995	196.741	369.798	214.337	159.755
- Total	737.074	829.477	1.023.665	823.609	778.118

5) Índices:

	2001	2000	1999	1998	1997
Liquidez	0,95	1,08	1,19	1,21	1,23
Endeudamiento	1,68	1,43	1,16	1,16	1,13
Rentab. Ordinaria Anual	-13,7 %	0,7 %	-1,0 %	0,3 %	-3,3 %

6) Perspectivas para el siguiente trimestre y el resto del ejercicio: (*)

- *Se prevé un contexto con inestabilidad económica que se traducirá en importantes modificaciones de las variables macroeconómicas, influenciado por los graves problemas coyunturales que afectan al país, los que indudablemente también repercutirán negativamente en el desarrollo normal de la actividad de la empresa, principalmente en los aspectos referidos al consumo de los bienes producidos por la compañía y al acceso a capitales para el financiamiento. Estos efectos negativos podrían ser compensados, en forma parcial o total en función al desarrollo futuro de los acontecimientos económicos, por el fuerte proceso devaluatorio, que permitirá mejorar la competitividad de las exportaciones, rumbo al que está abocada la Sociedad Cooperativa.*

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-02
PISTRELLI, DIAZ Y ASOCIADOS
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.

- *La evolución de la actividad industrial reflejará cierta tendencia declinante de la producción de leche a nivel tambos afectados por los altos costos de producción y la imposibilidad del acceso al crédito de los mencionados. Por estas causas, los volúmenes de materia prima leche que se espera elaborar serán menores a los recibidos en igual semestre del ejercicio anterior.*
- *Referido a los precios de venta de nuestros productos en el mercado interno, las expectativas de la empresa son de mantener el nivel de precios – en pesos - del año económico precedente y si se mantiene el contexto económica actual incluso puede que los precios en pesos tengan mejoras sobre los del año anterior, indudablemente que el nivel del tipo de cambio actual posibilitará colocar los excedentes de producción en el mercado externo con mayor facilidad de lo que sucedía en el trimestre anterior*
- *Debido al proceso devaluatorio originado en el mes de enero de 2002 y la posterior implementación de un tipo de cambio de libre flotación, se producirán efectos contables importantes, principalmente por el crecimiento de nuestro pasivo en moneda extranjera sujeto a leyes extranjeras, que si no se compensa con revaluaciones de nuestro activo, vía activación de diferencias de cambio ó revaluación de activos cuyo origen son en moneda extranjera, nos provocará fuertes pérdidas que no se podrán recuperar con la generación de resultados positivos, que esperamos obtener en el futuro dado los efectos económicos ya mencionados.*
- *Si bien continuamos con las negociaciones con la International Finance Corporation (I.F.C.) para la obtención de un nuevo préstamo, estimamos que el mencionado se retrasará, debido a la difícil situación por la que actualmente atraviesa Argentina. Tanto SanCor CUL como I.F.C. esperan retomar inmediatamente las negociaciones, una vez que se conozca el plan económico del Gobierno Nacional. El destino de los fondos del nuevo préstamo, le permitiría a la Sociedad Cooperativa mejorar el actual perfil y características de su endeudamiento, reemplazar ciertas deudas financieras, y recomponer su capital de trabajo.*
- *Asimismo, el Convenio de Adhesión suscripto con Asociación Unión Tamberos C.L. (AUT), que fuera aprobado por la Asamblea General Ordinaria el 28 de septiembre de 2001, dado que el cumplimiento de algunas de las condiciones no estuvieron resueltas al 15 de octubre de 2001, el mencionado Convenio de Adhesión ha quedado en condición suspensiva, siendo su ratificación sujeta al acuerdo de nuevas condiciones de las partes entre sí, y entre éstas y los accionistas de Milkaut S.A., situación sobre la cual no se ha podido avanzar debido al complicado escenario económico de Argentina.*

(*) Información no cubierta por el informe del auditor.

Firmado a efectos de su identificación con nuestro informe de fecha 08-02-02
PISTRELLI, DÍAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 – F° 8

RICARDO ALBERTO GARRONE
Presidente
Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 – F° 103

MIGUEL OMAR ALTUNA
Presidente

SANCOR C.U.L.

ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001
PRESENTADOS EN FORMA COMPARATIVA CON EL MISMO
PERIODO DEL EJERCICIO ANTERIOR

RATIFICACION DE FIRMAS LITOGRAFIADAS

Por la presente ratifico mi firma que obra litografiada en las fojas que anteceden desde la página N° 1 hasta la página N° 31.

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE	ENRIQUE J. COLOMBO	MIGUEL OMAR ALTUNA
Presidente Comisión Fiscalizadora	Socio	Presidente
	Contador Público U.C.A.	
	C.P.C.E.C.F. T° 113 - F° 103	

ANDERSEN

Cooperativas Unidas Ltda.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR, TOGHETER WITH THE AUDITOR'S REPORT

ANDERSEN

FINANCIAL STATEMENTS LIMITED REVIEW REPORT

FOR INTERIM PERIODS

(Translation of the Auditor's Report originally issued in Spanish - see paragraph 12 below.)

Pistrelli, Díaz y Asociados
Firma Miembro de Andersen

25 de Mayo 487
1002 Buenos Aires
Argentina

Tel 54 11 4318 1600 4311 6644
Fax 54 11 4312 8647 4318 1777

To the Board of Trustees of

SanCor Cooperativas Unidas Limitada:

Dear Sirs,

We are hereby submitting for your consideration this Second Audit Report for the second quarter of the sixty second fiscal year.

1. Organizational Data

   1.1. Name: Sancor Cooperativas Unidas Limitada.
   1.2. Registered Office: Teniente Gral. Richieri No. 15 Sunchales-Depto. Castellanos-Santa Fe-Argentina.
   1.3. Registration number with the I.N.A.E.S. (governmental regulatory agency of cooperatives and mutuals): 772
   1.4. Type of cooperative: Second tier.
   1.5. Primary business: Producing and marketing of dairy products.

2. We have reviewed the balance sheets of SanCor Cooperativas Unidas Limitada as of December 31, 2001 and 2000, and the related statements of income, changes on the Cooperative's owners' equity and cash flows for the six-month period then ended, the notes 1 to 15 and exhibits A, B, C, E, F, G and H, attached hereto signed for identification purposes. These financial statements an the Summary of events mentioned in paragraph 14, are the responsibility of the Cooperative's management.

3. Except for paragraph 4., we conducted our review in accordance with generally accepted auditing standards in Argentina for the limited review of interim financial statements. A review basically consists in applying analytical procedures to financial data and making inquires of responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance to generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.

4. The scope of our work did not include the review of the financial statements of the subsidiaries Integral Insumos S.C., El Hornero S.C., SanCor do Brasil Productos Alimenticios Ltda., Coop. Publicidad S.C., Amplicampo Inversora S.A., SanCor Dairy Corporation, Sancor México S.R.L., Tranlac S.A., San Marco S.A., Aproagro S.A. and Nobleplus S.A., as of December 31, 2001, and 2000, and Unidos S.A., Trayectoria S.A., SanCor Seguros de Retiro S.A. and Patrulla S.A. as of December 31, 2000, which were used by the Cooperative

to value its investments in such companies as of December 31, 2001, and 2000, by the equity method. Therefore, we do not have evidence supporting the valuation and disclosure of the accounts related to the above subsidiaries which, as of December 31, 2001, and 2000, involved investments for $ 13,963,562 and $ 21,641,470, account receivables in the amount of $ 67,624,846 and $ 69,894,104, liabilities for $ 11,327,266 and $ 11,898,899, respectively, and loss from long-term investments for $5,216,785 and $667,596 for the six-month periods ended on such dates, respectively.

5. As explained in note 2.5 to the financial statements, the Cooperative booked an appraisal revaluation of certain property, plant and equipment as of June 30, 1990, based on appraisals made by an independent expert. Our statement in paragraph 13, as regards the figures for revaluated property, plant and equipment, is based on the report of such expert.

6. As indicated in paragraph. 2.3 to the accompanying financial statements, as of December 31, 2001, the Cooperative valued its finished products at net realizable value. If such finished products had been valued at the lowest amount between their reproduction or replacement cost, as the case may be, and net realizable value, following the method provided in effective Argentine accounting standards and applied by the Cooperative as of December 31, 2000, the book value of inventories (and cooperative shareholders' equity) as of December 31, 2001, should have been reduced by about $ 13,300,000, and the cost of sales for the six-month period ended on such date should have been reduced by about $ 500,000.

7. As indicated in notes 10 and 11 to the attached financial statements, as of December 31, 2001, the Cooperative classified within noncurrent financial payables $26,250,000 and $74,655,000 related to loans obtained from International Financial Corporation (IFC) and to the second series of corporate bonds called floating rate notes (FRN), respectively. As of the date of this report, the Cooperative had not met certain financial ratios agreed upon in the loan agreement signed with IFC and in the corporate bond issuance prospectus. In addition, on January 28, 2002, the Cooperative made a partial payment of the interest of the FRN falling due on such date and it did not repay the principal amount. Since such failure to meet the obligations is a cause for which the obligations may be considered due in advance, they should have been disclosed as current financial payables as of December 31, 2001.

8. As indicated in note paragraph 1.2 to the accompanying financial statements, the Cooperative does not file its financial statements consolidated with its subsidiaries for interim periods. Such information is required by effective Argentine accounting standards.

9. As mentioned in note 2.9. to these financial statements, as of December 31, 2001, the Cooperative carried accounts payable in the amount of $11,600,000, the recovery of which is based on the success of the negotiations with the related customers and the outcome of lawsuits and other procedures carried out by the Cooperative's legal counsel.

10. As described in note 14 to the financial statements attached, over the past few months a deep economic change was implemented in Argentina and the Convertibility Law effective as from March 1991 was amended. The main consequences of the group of regulations adopted as of the date of this report by the Argentine Government and detailed in such note, were (a) the devaluation of the Argentine peso as compared to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in Argentina, the effect of which will be recognized in subsequent periods; (b) introduction of restrictions to the withdrawal of funds deposited in financial institutions; (c) practical impossibility of transferring foreign currency abroad; and (d) the increase in internal prices. Future evolution of the economic crisis may call for additional measures from the Government. The financial statements attached must be read considering the issues mentioned above.

11. The economic context mentioned in the previous paragraph has severely impacted on the Cooperative thus generating, among other issues, a significant increase in defaulting debtors, fall in sales levels, and major decrease in the cash flow necessary to face short-term trade, labor, tax, and financial commitments, including those described in paragraph 7.

Based on the recent economic announcements and on the fact that certain issues will need new measures and precisions by the Government regarding the instrumentation thereof, as of the date of issuance of these financial statements, we were unable to determine the future effects on the financial situation and on the results of the Cooperative should the current crisis continue; especially regarding its ability to continue operating normally generating the profitability necessary to recover the book value of its assets and pay its commitments.

The financial statements attached do not any include adjustment which could result from these issues. The Board of Trustees and Management of the Cooperative are currently evaluating the significance of the impact of such economic regulations on the Cooperative's financial and equity position and the results of its operations. The related effects, if any, will be reported in the financial statements when they become known and quantifiable.

12. As further explained in note 15, the accompanying financial statements are the English translation of those originally issued in Spanish and presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

13. Based on our review and the independent expert's report mentioned in paragraph. 5, except for (a) the limitation to the scope of our work described in paragraph 4, (b) the effect of the booking mentioned in paragraphs 6 and 7 upon the financial statements as of December 31, 2001, and (c) the failure to file consolidated financial statements stated in paragraph 8, we are not aware of any significant modifications that should be made to the accompanying financial statements for them to be filed in conformity with current Argentine professional accounting standards, Argentine Securities Commission regulations, Resolution No. 615 from the INAES (Argentine Institute of Cooperatives and Social Economy), and Cooperatives Law.

14. Our reviews were performed primarily for the purpose of expressing the limited assurance contained in the preceding paragraph. The information included in "Summary of events for the six-month period ended December 31, 2001" is not required under generally accepted accounting principles in Argentina and is presented by the Cooperative Company to meet the regulations of the "Comisión Nacional de Valores" (National Securities Commission). Such information, except for the data indicated as "Information not covered by the auditor's review report", an except for the scope limitation mentioned in paragraph 4., has also been subjected to the procedures applied in our review of the accompanying financial statements as of December 31, 2001 and 2000, and as of December 31, 1999, 1998 and 1997 (which are not included in the accompanying document and on which our limited review reports of February 9, 2000, February 4, 1999 and February 5, 1998, respectively, to which we refer). Based on our reviews and the independent expert's report mentioned in paragraph 5, except for (a) the failure to present the summary of events on consolidated bases, (b) the limitation to the scope of our work described in paragraph 4 and (c) the effect of the booking mentioned in paragraphs 6 and 7 upon the financial statements as of December 31, 2001, we are not aware of any significant modifications that should be made to such summary of events, being the issues disclosed in paragraph 10 applicable as well.

15. In compliance with current legal and Buenos Aires Stock Exchange requirements, we hereby report that:

a) The financial statements of SanCor Cooperativas Unidas Limitada have been taken from accounting records kept, in all formal respects, in conformity with current legal requirements in Argentina.

b) As may be seen from the Cooperative's accounts, as of December 31, 2001 the liability accrued in employee and employer contributions to the Integrated Pension Fund System totaled $ 1,012,826; none of this amount was due and payable as of that date.

c) As also disclosed by the Cooperative's accounts, as of December 31, 2001 the accrued Turnover Tax liability of the Cooperative in favor of the Provincial Tax Office totaled $ 40,213. None of this amount was due and payable as of that date.

Sunchales,
February 8, 2002

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113 - Fo. 103

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF DECEMBER 31, 2001 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)
(Stated in pesos)

Subscribed capital	128,942,747
Paid-in capital	105,765,531
Capital to be paid in	23,177,216

		2001	2000
ASSETS			
CURRENT ASSETS			
CASH		1,273,982	10,473,191
INVESTMENTS			
Bank, securities and shares		2,367,916	329,171
RECEIVABLES			
Trade			
Export receivables	18,091,555		
Trade receivables	92,357,846		
Receivables in litigation	18,595,212		
Receivables in litigation secured by mortgages	7,170,998		
Less:			
Imputed interest on receivables	1,084,303		
Allowance for doubtful accounts	22,390,687	112,740,621	130,049,255
Other receivables			
Miscellaneous receivables	44,264,783		
Ttítulos valores a recibir	8,320,000		
Loans to cooperatives	358,780		
Less:			
Allowance for doubtful accounts	529,436	52,414,127	21,065,941
INVENTORIES			
Goods	82,037,366		
Production in process	790,944		
Warehouse	15,502,767		
Unbilled orders	8,274	98,339,351	90,384,026
DEFERRED CHARGES			
Expenses paid in advance		8,891,233	9,898,840
TOTAL CURRENT ASSETS		276,027,230	262,200,424

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF DECEMBER 31, 2001 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (Contd.)

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	2001		2000
NONCURRENT ASSETS			
RECEIVABLES			
Other receivables			
Miscellaneous receivables	51,274,267		
Loans to cooperatives	645,305		
Less:			
Allowance for doubtful accounts	519,196	51,400,376	56,876,940
INVENTORIES			
Warehouse		-	959,607
INVESTMENTS			
Shares, Bonds and Cooperative stakes	41,762,627		
Less:			
Allowance for impairment in value	464,703	41,297,924	34,174,669
PROPERTY, PLANT AND EQUIPMENT			
Original value	521,499,826		
Less:			
Accumulated depreciation	250,408,124	271,091,702	287,306,409
OTHER ASSETS			
Packaging		8,941,218	9,872,497
INTANGIBLE ASSETS			
Trademarks	1,866,567		
Less:			
Accumulated amortization	1,096,418	770,149	652,147
DEFERRED CHARGES			
Expenses paid in advance		2,826,868	4,381,768
TOTAL NONCURRENT ASSETS		376,328,237	394,224,037
TOTAL ASSETS		652,355,467	656,424,461

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF DECEMBER 31, 2001 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (Contd.)

(Translation of the Financial Statements originally issued in Spanish - See note 15)
(Stated in pesos)

	2001		2000
LIABILITIES			
CURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors	111,785,915		
Cooperatives	76,819,138		
Foreign vendors	1,160,889		
Imputed interest on payables	(3,105,982)	186,659,960	112,678,890
Financial			
Bank payable	53,442,400		
Interest payable	4,584,608		
Corporate bonds	12,561,000	70,588,008	103,132,321
Other Payables			
Miscellaneous payables	14,692,470		
Salaries and social security taxes payable	9,869,570		
Early retirement system	3,377,882		
Expenses payable	876,760		
Taxes payable	3,753,337		
Other liabilities related to investments	46,320	32,616,339	27,216,961
TOTAL CURRENT LIABILITIES		289,864,307	243,028,172
NONCURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors		2,973,787	2,707,052
Financial			
Bank payable	28,675,091		
Corporate bonds	74,655,000	103,330,091	126,620,360
Other Payables			
Miscellaneous payables	93,374		
Salaries and social security taxes payable	318,058		
Early retirement system	4,445,015	4,856,447	5,020,774
ACCRUALS		8,327,998	8,593,105
TOTAL NONCURRENT LIABILITIES		119,488,323	142,941,291
TOTAL LIABILITIES		409,352,630	385,969,463

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF DECEMBER 31, 2001 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (Contd.)

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	2001		2000
OWNERS' EQUITY			
COOPERATIVE CAPITAL			
Subscribed capital	128,942,747		
Associated subscribers	(23,177,216)		
	105,765,531		
Adjustment to capital	10,256,085		
Lump-sum adjustment to cooperative equity	45,622,020	161,643,636	139,818,931
RESERVES AND FUNDS			
Legal reserve	1,279,030		
Labor and employee assistance fund	2,923		
Special reserve (Art. 42, Law No. 20,337)	15,696,333		
Reserval of appraisal revaluation of PP&E	102,820,302	119,798,588	133,784,107
UNAPPROPRIATED EARNINGS			
For the period		(38,439,387)	1,750,655
For previous period		-	(4,898,695)
TOTAL EQUITY		243,002,837	270,454,998
LIABILITIES PLUS EQUITY		652,355,467	656,424,461
MEMORANDUM ACCOUNTS:			
SODECAR -Goods held on consignment		485,941	1,133,824
OTHER VENDORS-Inputs received on consignment		79,401	208,170
SAN MARCO - Mercadería recibida en consignación		5,272	-
TOTAL MEMORANDUM ACCOUNTS		570,614	1,341,994

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF INCOME FOR THE SIX-MONTH YEAR ENDED DECEMBER 31, 2001 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)
(Stated in pesos)

	2001			2000
Accounts	Operating accounts	Transactions with unrelated parties	Total	Total
SALES				
Gross sales	313,720,702	1,684,558	315,405,260	
Less:				
Imputed interest on sales	6,008,584	32,264	6,040,848	
Discounts and taxes	12,753,098	31,077	12,784,175	
NET SALES	294,959,020	1,621,217	296,580,237	336,180,706
COST OF SALES				
Inventory at beginning of fiscal year	74,526,606	3,248,062	77,774,668	
Plus:				
Purchases and manufacturing expenses	229,418,157	2,757,279	232,175,436	
Less:				
Inventory at end of period	77,608,876	4,428,490	82,037,366	
Imputed interest on purchases	9,679,956	361,965	10,041,921	
COST SUBTOTAL	216,655,931	1,214,886	217,870,817	254,354,958
GROSS INCOME	78,303,089	406,331	78,709,420	81,825,748
Less (plus):				
Selling expenses	67,977,445	140,813	68,118,258	53,239,667
Administrative expenses	6,538,880	35,111	6,573,991	8,489,197
Financial (income) loss				
- On assets	(3,883,910)	(19,439)	(3,903,349)	(4,194,304)
- On liabilities	30,253,347	163,232	30,416,579	22,162,817
Tax on bank transactions	1,830,483	9,829	1,840,312	-
Cooperative Development Fund	1,265,206	6,794	1,272,000	1,380,000
OPERATING (LOSS) INCOME	(25,678,362)	69,991	(25,608,371)	748,371
INCOME FROM LONG-TERM INVESTMENTS			(5,164,350)	(567,754)
OTHER (LOSS) INCOME - NET (Note 8)			(7,666,666)	1,570,038
NET (LOSS) INCOME FOR THE PERIOD			(38,439,387)	1,750,665

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CHANGES IN COOPERATIVE EQUITY FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2001 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	Cooperative capital				
Account	Subscribed capital	Associated subscribers	Adjustment to capital	Lump-sum adjustment to Cooperative equity	Subtotal
Balance at beginning of fiscal year	128,942,747	(22,798,913)	10,256,085	45,622,020	162,021,939
Adjustments to initial balances (note 2.10)	-	-	-	-	-
Adjusted balances at the beginning of fiscal year	128,942,747	(22,798,913)	10,256,085	45,622,020	162,021,939
Resolution as per Members' Meeting of 09-28-01					
– Use of reserves to compensate unappropriated income	-	-	-	-	-
Reimbursement of early capital contribution (Note 2.10)	-	-	-	-	-
Departure of Cooperatives	-	-	-	-	-
Capital paid in by Cooperatives	-	123,034	-	-	123,034
Payment of capital not effected	-	(501,337)	-	-	(501,337)
Depreciation charge and retirements for the period	-	-	-	-	-
Social Assistance Fund Movement	-	-	-	-	-
Net loss for the period	-	-	-	-	-
Balance at end of period	128,942,747	(23,177,216)	10,256,085	45,622,020	161,643,636

	Reserves and funds						
Account	Legal reserve	Labor and employee assist. Fund	Special reserve Sec. 42, Law No. 20,337	Reserve of appraisal revaluation of PPE	Unappropriated earnings	Total 2001	Total 2000
Balance at beginning of fiscal year	1,279,030	2,860	23,221,255	106,312,768	(7,524,922)	285,312,930	288,081,168
Adjustments to initial balances (note 2.10)	-	-	-	-	-	-	(10,403,739)
Adjusted balances at the beginning of fiscal year	1,279,030	2,860	23,221,255	106,312,768	(7,524,922)	285,312,930	277,677,429
Resolution as per Members' Meeting of 09-28-01:							
- Use of reserves to compensate unappropriated income	-	-	(7,524,922)	-	7,524,922	-	-
Reimbursement of early capital contribution (Note 2.10)	-	-	-	-	-	-	(1,655,390)
Departure of cooperatives	-	-	-	-	-	-	(1,980,468)
Capital paid in by Cooperatives	-	-	-	-	-	123,034	-
Payment of capital not effected	-	-	-	-	-	(501,337)	-
Depreciation charge and retirements for the period	-	-	-	(3,492,466)	-	(3,492,466)	(5,337,333)
Social Assistance Fund Movement	-	63	-	-	-	63	105
Net income for the period	-	-	-	-	(38,439,387)	(38,439,387)	1,750,655
Balance at end of period	1,279,030	2,923	15,696,333	102,820,302	(38,439,387)	243,002,837	270,454,998

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CASH FLOWS (1) FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2001 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

ACCOUNT	2001	2000
Cash at beginning of fiscal year	11,683,208	7,488,722
(Decrease) Increase in cash	(8,041,310)	3,313,640
Cash at end of fiscal year	3,641,898	10,802,362
REASONS FOR CHANGES IN CASH		
PROVIDED BY CASH		
Collected sales	282,719,704	335,656,790
Less: Expenses paid		
Purchases and manufacturing expenses	167,562,438	237,761,458
Selling expenses	39,042,551	48,468,544
Administrative expenses	6,024,242	9,357,608
Financial expense	28,574,929	17,744,946
	41,515,543	22,324,234
(Less) Plus other collected income (net)	(6,430,416)	3,195,905
Increase in cash provided by operations	35,085,128	25,520,139
Other provided by cash		
Decrease in deferred charges, intangible assets and other assets	5,068,332	-
Decrease in long-term investments	217,031	-
Capital paid-in by cooperatives	123,074	-
Increase in other payables	-	5,562,147
Total Increase in cash provided	40,493,564	31,082,286
CASH USED FOR		
Increase for acquisition of PPE	3,746,294	4,719,490
Increase in deferred charges, intangible assets and other assets	-	2,460,382
Increase in other receivables	823,463	5,620,213
Increase in long-term investments	-	8,288,825
Departure of cooperatives	-	1,980,468
Decrease in other payables	3,367,202	-
Net decrease in financial payables	40,597,916	4,699,268
Total cash used	48,534,875	27,768,646
(Decrease) Increase in cash	(8,041,310)	3,313,640

(1) Cash: Cash and investments to be settled within three months after each period-end.

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H an integral part of this statement.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15 -)

(Amounts stated in pesos)

1. SIGNIFICANT ACCOUNTING POLICIES

1.1. Individual financial statements

The financial statements comprehensively recognize the effect of purchasing power changes through August 31, 1995, by applying the restatement method in constant pesos instituted by Resolution No. 615 of the Argentina Institute of Cooperatives and Social Economy (INAES). Pursuant to General Resolution No. 272 of the Argentine National Securities Commission (CNV), as from September 1, 1995, the Cooperative has discontinued the application of this method, maintaining the restatements recorded up to that date.

This method is accepted by generally accepted accounting principles so long as the change in the price index applicable to the restatement does not exceed 8% per annum. The change in such index in each fiscal year ended as from September 1, 1995, was lower than the aforesaid index.

1.2. Consolidated financial statements

The Cooperative files its accounting information consolidated with its subsidiaries on an annual basis, and not for interim periods.

2. VALUATION METHODS

2.1. Cash, receivables and payables

- In local currency: at nominal value.
- In foreign currency: under General Resolution No. 392 from the CNV (Argentine Securities Commission), they were converted at the effective exchange rate as of the last foreign-currency transaction carried out in Argentina. Exchange differences were charged/credited to income for each period.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

- Securities receivable: on December 7, 2001, the Cooperative subscribed several agreements with ArsCap S.A., trustee of the financial trust called "Consortium Fideicomiso Financiero" (CFF), whereby it: (a) assigned its receivables from ProBenefit S.A., arising from the sale of its equity interest in SanCor Seguros de Retiro S.A. and Trayectoria Cía de Seguros de Vida S.A., (b) sold 2,416,000 corporate bond certificates issued by ProBenefit; and (c) sold its interest in Prevención ART and Patrulla S.A. The total amount agreed-upon for these transactions was USD 8,320,000, to be settled by transferring in favor of the Cooperative debt securities subordinated to the CFF financial trust. As of the date of issuance of these financial statements, the above certificates had not been yet issued, their public offering still pending authorization by the CNV. The amount receivable was disclosed under "Other current receivables".

- Federal and Provincial Bonds: they were valued at net realizable value as of December 31, 2001.

Receivables and payables included the portion of the respective financial income/expense accrued through each period-end; the respective imputed financial components have been segregated.

The Cooperative Company has procured funds to finance the activities of the subsidiary Integral Insumos S.C. As of December 31, 2001 and 2000, the Cooperative Company's receivables from this subsidiary amounted to 41,949,473 and 34,860,585, respectively, in consideration of which it has received deferred-payment checks, which the Cooperative Company's Management Board has decided to apply towards repaying the related financial payables. Until the year ended June 30, 2001, such financial payables were disclosed net of the above deferred-payment checks. As of December 31, 2001, the Cooperative changed the method used by disclosing the above receivables under other current receivables, and retroactively applied this method to the period ended December 31, 2000, presented for comparative purposes.

The Cooperative Company keeps the criterion of accumulating vacations accrued and not taken by its personnel as per the highest cost for vacation bonus, calculated pursuant to current accounting rules.

2.2. Current investments

- Savings accounts and certificates of deposit: at face value, plus interest accrued through each period-end.

- Unlisted government securities: valued at their notional value as of December 31, 2001.

2.3. Inventories

- Finished products: as of December 31, 2001, they were valued at net realizable value. As of December 31, 2000, they were valued at the lower of replacement or reproduction cost and net realizable value.

- Production in process: at cost incurred.

- Warehouse: at cost incurred.

- Unbilled orders: representing work-in-process, for third parties' account, at cost incurred.

The value of inventories, taken as a whole, does not exceed its recoverable value.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

2.4. Noncurrent investments and Other Liabilities related to investments

- Interests in subsidiaries and affiliates: by the equity method calculated on the basis of financial statements as of December 31, 2001 and 2000 with an auditor's report after eliminating unrealized intercompany profit and losses. Such amounts were restated as mentioned in note 1.1. The accounting methods used by subsidiaries and affiliates are similar to those of the controlling Cooperative Company. Arla Foods Ingredientes S.A. and SanCor Do Brasil Productos Alimenticios Ltda. were valued by the equity method based on unaudited accounting information as of December 31, 2001.

- Interests in other cooperatives and other companies: at nominal value as of each period-end, not exceeding the value obtained by the equity method at each period-end.

- Other liabilities related to investments: this relates to equity interests in SanCor Dairy Corporation that as of December 31, 2001, had negative shareholders' equity; because of this situation the Cooperative Company disclosed its equity interest under "Other current Liabilities" because the Cooperative assumed that it would redress such deficit. Such investment was valued by the equity method, calculated based on the financial statements certified by a Public Accountant as of December 31, 2001, and 2000, after eliminating unrealized intercompany profit and losses restated as mentioned in note 1.1.

Investments, taken as a whole, do not exceed their recoverable value.

2.5. Property, plant and equipment

Plots of land, buildings, machinery, enclosures and facilities, automobiles and computer hardware were subject to an appraisal revaluation carried out by independent experts as of June 30, 1990. Such amounts were restated as mentioned in note 1.1. The useful lives and the salvage were determined by the independent appraisers.

The increased value generated by the use of current values as of the date of the appraisal revaluation, net of writedowns on account of depreciation charges and subsequent retirements is disclosed in the "Reserve for appraisal revaluation of PP&E" account, included in Cooperative equity account.

The remaining accounts and additions subsequent to June 30, 1990, to the accounts submitted to appraisal revaluation as explained in the paragraph above, were valued at cost restated as mentioned in note 1.1. less the respective accumulated depreciation calculated in proportion to the months of estimated useful life at each period end.

During the fiscal year ended June 30, 2001, the Company made an appraisal revaluation of certain PP&E assets provided as guarantee of the second series of Corporate Bonds (floating rate notes) as mentioned in note 11. The appraisal, performed by an independent expert, resulted in an increased useful life expectancy and an improved condition and maintenance factor for such assets. Based on the new information obtained, as of December 31, 2000, the Cooperative made a prospective change in the useful lives determined for each asset. In view of the above, the income (loss) charge for PP&E Depreciation decreased as compared to the same period of the previous year.

The value of these assets, taken as a whole, does not exceed their recoverable value.

2.6. Intangible Assets

At incurred cost, less respective accumulated amortization. This value of these assets, taken as a whole, does not exceed their recoverable value.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1, Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

2.7. Deferred charges

Expenses paid in advance: at cost incurred, less respective accumulated amortization calculated on the basis of the months of deferral.

2.8. Other assets

- Packaging: at the lower of the replacement cost or net realizable value as of each period-end.

2.9. Allowances and accruals

- Allowance for uncollectible accounts: this cover all receivables in litigation not backed by mortgages or other security agreements. Such quantification has duly considered the report from legal counsel.

  As of December 31, 2001, the Cooperative carried past-due receivables and receivables for which collections efforts had been started in the approximate amount of 11,600,000. In this regard, the Cooperative was carrying out court and out-of-court negotiations to accelerate their recovery, discussing refinancing agreements and obtaining guarantees to ensure compliance with such refinancing. The allowance for doubtful accounts did not include charges for the above balances because, in the opinion of Cooperative Management and legal counsel, ongoing negotiations and court proceedings will allow their recovery

- Litigation reserve: This covers adverse contingencies arising from situations present at each period end, with a high likelihood and quantifiable. Such quantification has duly considered the report from legal counsel.

2.10. Cooperative's equity accounts

Stated in constant pesos at each period-end, as mentioned in note 1.1., except in the Subscribed Capital and the Associated Subscribers accounts, which have been kept at their original value. The adjustment necessary to restate them in constant pesos is disclosed in the Adjustment to Capital and the Lump-Sum Adjustment to Cooperative equity accounts.

The Cooperative's bylaws provide that subscribed capital, together with reserves and cash as of each year-end, should be sufficient to cover a maximum of 50% (fifty percent) of assets, as may be determined by the Board of Trustees. To such end the program of investments in PP&E. and the possibilities of external financing will have to be taken into consideration.

Paying in the subscribed capital increase calculated as provided in the preceding paragraph will be mainly made by capitalization of retained earnings or crediting a percentage of the production delivered by the associated cooperatives. Such percentage is determined by the Board of Trustees up to a maximum of 5% as provided in Section 10 of the Cooperative's bylaws.

Adjustments from prior years as of December 31, 2000: this includes the accounting effect of recognizing early retirement system for the Cooperative Company's personnel, changes to prior year income in the subsidiary SanCor do Brasil S.R.L., and the recovery of VAT credit by the Cooperative Company, as detailed below:

- Early retirement system: this comprises the compensation that the Cooperative Company will pay those included in the early retirement system. Through the fiscal year ended June 30, 2000, the Cooperative Company followed the criterion of charging to income only those payments made during the respective fiscal year. As from the fiscal year beginning July 1, 2000, the Cooperative Company decided to record the liability covering all benefits pending payment, which were measured as the sum to be paid discounted at a rate of 12% per annum. The cumulative effect of this change of method on payables as of the beginning of the year ended June 30, 2001, amounted to 6,920,000.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1, Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

- SanCor Do Brasil S.R.L.: the adjustment relates to write-downs made to accounts receivable on the basis of an analysis of their recoverability as of June 30, 2000, such write-downs amounted to 2,898,840.

- VAT credit: as from January 1, 2000, and having retroactive effects to the beginning of the fiscal year, the Cooperative Company has implemented changes aimed at improving the VAT-credit allocation criteria so as to establish properly the link with taxable and nontaxable transactions. The financial statements for the period ended December 31, 2000, have been modified retroactively taking into account this change. Lastly, during the year ended June 30, 2001, the Cooperative Company received a claim from the AFIP (Federal Public Revenues Administration) for an amount of 584,899 with respect to the adjustment made during the year ended June 30, 2000. The grounds for this claim were that, by the time the adjustment was made, the receivable had expired due to the statute of limitations. The Cooperative Company accepted the claim and amended the respective VAT positions. The amount in question was recorded in the financial statements as of June 30, 2001, as an adjustment to prior years income.

The Cooperative Company gave retroactive effect to these changes to the financial statements as of December 31, 2000, presented for comparative purposes.

2.11. Statement of income accounts

Accounts accumulating monetary transactions made throughout each period (sales, selling and administrative expenses, etc.) have been computed at nominal value.

Charges for consumption of nonmonetary assets have been accounted for based on the restated amounts of such assets.

The Cooperative segregated the imputed financial components accrued over each period related to receivables, payables, income and expenses to the extent that they were material.

The "Financial Income (Expense)" account jointly discloses actual financial income and costs, separated into those arising from assets and those arising from liabilities.

	(Income) Expense	
Description	**2001**	**2000**
Financial (income) expense from assets		
Interest and Exchange differences	1,866,710	172,405
Imputed interest in receivables	(5,770,059)	(4,366,709)
Total from assets	(3,903,349)	(4,194,304)
Financial (income) expense from liabilities		
Interest and Exchange differences	22,308,439	15,805,724
Imputed interest in payables	8,108,140	6,357,093
Total from liabilities	30,416,579	22,162,817

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

According to the INAES current standards, the Cooperative discloses "operating accounts" and "transactions with unrelated parties" in the Statement of Income in accordance with the following criteria:

- Sales are allocated directly based on the units sold and prices in each case.
- By definition, direct costs are allocated to each product involved in each account.
- Indirect costs are prorated in accordance with various methods which, in general, are related to the sales volume of each product.

3. DEVELOPMENT OF THE CAPITAL ADJUSTMENT ACCOUNT

Capitalization resolved by the General Meeting		Increase for the fiscal year		
Date	Amount	Ended in the year	Amount	
Balance as of June 30, 1993				11,412,001
29-10-1993	(1,134,717)	-	-	(1,134,717)
30-09-1994	(141,299)	1994	141,299	-
29-09-1995	(4,451,688)	1995	4,430,489	(21,199)
27-09-1996	(274,411)	1996	274,411	-
Balance as of December 31, 2001				10,256,085

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

4. BREAKDOWN OF FINANCIAL INVESTMENTS, RECEIVABLES AND PAYABLES

Maturity	Financial investments	Receivables (1)	Liabilities: Financial payables (2)	Liabilities: Other payables (3)
Without a maturity date	91,916	89,145,074	-	334,073
With a maturity date				
- Past due				
Up to three month	-	32,741,967	-	25,210,868
From three to six months	-	6,374,457	-	8,990,081
From six to nine months	-	9,468,445	-	570,185
From nine to twelve months	-	3,519,994	-	35,577
From one to two years	-	5,990,682	-	174,245
From two to three years	-	526,689	-	-
From three to four years	-	53,876	-	-
Over four years	-	77,558	-	-
Total past due	-	58,753,668	-	34,980,956
- Not yet due				
Up to three months	1,476,000	86,964,986	47,110,795	171,278,051
From three to six months	800,000	1,657,835	11,213,658	12,288,338
From six to nine months	-	410,537	5,841,340	2,083,133
From nine to twelve months	-	212,914	6,422,215	1,417,730
From one to two years	-	1,311,005	41,660,091	3,173,571
From two to three years	-	673,097	40,420,000	2,237,437
From three to four years	-	1,792,871	21,250,000	2,281,923
Over four years	-	156,759	-	137,303
Total not yet due	2,276,000	93,180,004	173,918,099	194,897,486
Total with a maturity date	2,276,000	151,933,672	173,918,099	229,878,442
Total	2,367,916	241,078,746	173,918,099 (4)	230,212,515

(1) Includes current trade receivables and other current and noncurrent receivables, excluding the allowance for doubtful accounts and imputed interest in receivables.
(2) Includes bank and other financial payables.
(3) Includes total liabilities, excluding bank and other financial payables, accruals and imputed interest in payables.
(4) The weighted average variable interest rate of financial payables is 1,07% per month.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

5. RESTRICTED ASSETS AND GUARANTIES PROVIDED

As of each period-end, the Cooperative has assets, basically machinery, real property, Inventory and trademarks, pledged or mortgaged in the book amounts of 181.408.219 and 193.155.063, securing financial liabilities in the amounts of 144.273.794 and 189.550.000 and trade payables in the amount of 8,360 (2000), as of December 31, 2001 and 2000, respectively.

The assets furnished as collateral and their net book value as of December 31, 2001 and 2000, are as follows:

	Net Book Value	
	2001	2000
Pledged machinery	90,686,527	101,125,528
Mortgaged real property	77,834,940	91,979,888
Pledged inventory	12,844,956	-
Pledged trademarks	41,796	49,647
Total	181,408,219	193,155,063

In addition, as of December 31, 2001, the Cooperative Company had provided guarantees amounting to 533,567 and had discounted at banks checks received from third-parties, invoices issued to customers and letters of credit issued for foreign customers in the amount of 4,678,501, 17,055,734 and 16,014,882, respectively. The Cooperative Company remains joint and severally liable for these obligations in the event of default on the part of issuers or debtors.

6. TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES

Balances, income and transactions with subsidiaries included in Exhibit C are as follows:

Account	2001	2000
Current Assets		
Trade receivables (1)	6,285,947	12,405,347
Other receivables (2)	13,615,979	6,810,490
Noncurrent Assets		
Other receivables (3)	47,985,840	51,568,123
Current liabilities		
Trade payables (4)	(14,232,549)	(7,995,588)
Other payables (5)	(10,491,080)	(9,548,749)
Financial Income (loss)	-	111,745
Sales of goods and services (6)	5,852,463	18,102,609
Commissions/Bonuses: Income	265,342	510,115
Administrative and Selling expenses (7)	796,762	2,321,657

(1) Includes, among others: "SanCor Do Brasil S.R.L." 5,787,884 and 11,503,492, "San Marco S.A." 327,779 and 332,283 and "Aproagro S.A." 106,021 (2001).

(2) Includes among others: "El Homero S.C." 12,476,680 and 2,073,228, "SanCor Do Brasil S.R.L." 3,036,673 (2000), "Amplicampo Inversora S.A." 382,237 (2001), "Tranlac S.A." 229,340 and 294,876.

(3) Includes: "Integral Insumos S.C." 41,949,473 and 34,860,585 and "San Marco S.A." 6,036,367 and 16,678,595.

(4) Includes among others: "Sodecar S.A." 9,600,053 and 5,503,670, "San Marcos S.A." 205,330 and 1,975,047, "Arla Foods Ingredient S.A." 443,310 (2001), "Patrulla S.C." 324,104 (2000), "Aproagro S.A." 1,912,769 (2001) and "Integral Insumos S.C." 1,956,735 and 192,767.

(5) Includes among others: "Arla Foods Ingredients S.A." 3,353,000 (2001), "Integral Insumos S.C." 3,712,385 and 3,544,516, "Trayectoria S.C." 75,078 (2000), "Amplicampo Inversora S.A." 2,402,795 and 5,396,974, "Patrulla S.C." 354,721 (2000) and "Aproagro S.A." 1,012,236 (2001).

(6) Includes, among others: "Sancor Do Brasil S.R.L." 5,559,871 and 17,777,016, "Integral Insumos S.C." 323,430 (2000) and "Aproagro S.A." 277,526 (2001).

(7) Includes: "Patrulla S.C." 1,676,489 (2000), "Integral Insumos S.C." 645,168 (2000) and "Aproagro S.A." 796,162 (2001).

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

7. RESTRICTION ON DISTRIBUTION OF EARNINGS FOR THE FISCAL YEAR

According to the provisions of Section 42 of Law No. 20,337, income derived from long-term investments and other income (net) plus income from transactions with unrelated parties are to be transferred to the "Special Reserve (Section 42 of Law No. 20,337)" account.

8. OTHER INCOME (EXPENSE)

The breakdown of other income (loss) net as of each six-month period-end is as follows:

	Income (loss)	
Account	**2001**	**2000**
Income:		
Sales of PP&E	84,950	60,100
Income from disposal of investments in other entities	259,470	1,486,130
On sale of warehouse and rejects	44,349	141,073
Loss:		
Severance payments	(1,409,807)	(940,740)
Early Retirement System	(2,709,890)	(1,103,557)
Federal and Provincial bonds impairment in Value	(2,945,943)	-
Consignments	(169,295)	(193,856)
Services for cooperatives	(105,241)	2,196,783
Others	(715,259)	(75,895)
Total other (loss) income - net	(7,666,666)	1,570,038

9. CORPORATE BONDS

On November 7,1996, the Cooperative Company issued the first series of Corporate Bonds for a nominal value of US$ 50 million, the principal amount of which shall be repaid in a single payment on November 7, 2001.

The issuance price was 99.5865% of the face value of the Corporate Bonds. Interest will be accrued from the issuance date through the maturity date at a nominal 11% rate per annum, payable half-yearly in arrears on May 7 and November 7 of each year.

The proceeds obtained from this issuance were allocated to the following items:

Items	US$	Date
Working capital financing	10,000,000	11-07-96
Settlement of debt and interest thereon	1,980,798	11-29-96
Final redemption and interest payment of Corporate Bonds	29,174,952	12-02-96
Working capital financing	8,000,000	12-16-96
Arrangement fees	75,000	12-26-96
Total net funds from the issuance	49,230,750	

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

The Cooperative Company's Regular Meeting of Delegates held on September 24, 1999, decided to increase the maximum outstanding amount under the abovementioned Program to US$ 300 million; such increase was authorized by the Buenos Aires Stock Exchange and by the CNV (Argentine National Securities Commission) by means of certificate No. 269 dated July 25, 2000.

The Cooperative Company has guaranteed this entire serie, as well as the second mentioned in note 11, with mortgages and security agreements over certain assets.

On November 7, 2001, the Cooperative had paid the first series of corporate bonds in the amount of USD 50 million by mainly using the following resources: (a) a part of the outstanding capital contribution made by the member cooperatives by using the specific credit line of Banco de la Nación Argentina described in note 12, (b) the thirty-day extension to the term to pay member cooperatives for the production delivered, (c) new bank loans, and (d) cash from the normal course of business.

10. LOAN GRANTED BY THE INTERNATIONAL FINANCE CORPORATION

a) On April 18, 1995, the Cooperative signed a loan agreement whereby the International Finance Corporation (IFC) granted SanCor CUL a US$70 million loan which will be earmarked for partially financing the new Investment Plan which the Cooperative has defined for the period 1995-1999.

The main characteristics of this loan are as follows:

- Line A: US$20 million, semiannual repayment, first amortization payment in October 1997 and last amortization payment in April 2005.

- Line B: US$30 million, semiannual repayment, first amortization payment in April 1997 and last amortization in October 2001.

- Line C: US$20 million, one-time repayment in June 2005, with a capitalization option by the IFC in possible subsidiaries or in SanCor CUL, should the Cooperative Company decide to become a publicly held company.

The loan will be secured by collateral in a proportion of 1.5:1.0 and the procurement of certain additional insurance. Interest on the loan will be calculated on the basis of LIBOR plus a surcharge, except for Line C, which includes an additional rate so long as the abovementioned option is not exercised.

As of December 31, 2001, US$28,75 millions was recorded in the financial payables account, including US$2,5 millions and US$26,25 millions in the current and noncurrent portions, respectively.

Furthermore, the covenants of this loan agreement bind the Cooperative Company, among other things, to maintain the loan guarantees and certain minimum liquidity and debt-to-equity ratios, and obtain prior IFC consent to carry out certain significant transactions which may change the Cooperative Company's current financial position (such as furnishing a collateral or other security, acquising and disposing of assets and granting financial loans to third parties, etc.).

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

In the event of default in payment or noncompliance with any of the abovementioned covenants for more than 30 days, the IFC, by prior written notice to the Cooperative Company, may, in the event that such default or noncompliance remains, enforce the acceleration clause under the loan agreement.

According to these financial statements, as of December 31, 2001, the Cooperative failed to meet the minimum liquidity and debt-to-equity ratio. As of the date of issuance of these financial statements, the Cooperative is under negotiations with IFC officials to renegotiate the clauses of the current agreement in view of the difficult macroeconomic situation afflicting Argentina, and the Cooperative. Please note that, as of the date of issuance of these financial statements, the Cooperative had not been notified about such noncompliance. Therefore, and based on the above negotiations and the considerations of point b) of this note, the Cooperative continued including such liability under non-current financial payables, under the original conditions of the abovementioned loan agreement.

b) The Cooperative was under negotiation with the IFC in order to obtain a new loan, which would allow the Cooperative to improve its indebtedness performance and features, replace certain financial payables, and redress its working capital.

Such loan is temporarily suspended due to the difficult situation in which Argentina is enmeshed.

As of the date of issuance of these financial statements, SanCor and IFC were awaiting to reopen negotiations once the economic plan of the Argentine Government and its impact upon the situation of Argentina and the Cooperative became known.

11. FLOATING RATE NOTES

On July 27, 2000, the Cooperative Company has issued the second series of Corporate Bonds denominated "floating rate notes" for an amount of USD 94.8 million under the Cooperative's Corporate Bonds issuance program the total outstanding amount of which has been raised to USD 300 million as mentioned in note 9.

On this occasion, the issue was priced at par, the interest is calculated on the basis of the Badlar and LIBO rates, interest payments are quarterly (14 installments) as from October 27, 2000 and principal is amortized in 13 installments: the first semiannual on January 29, 2001, and the rest quarterly thereafter.

The Cooperative Company has guaranteed this entire series with mortgages and security agreements on certain assets.

The net proceeds from the issuance of the second series of floating rate notes, Class 2 for a face value of USD 19 million, and Class 3 for a face value of USD 75.8 million, were fully applied, on July 27, 2000, to repaying a bridge loan in the amount of USD 94.8 million that had been received on January 27, 2000, form a syndicate of banks as detailed in the following table:

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

Bank	USD
Citibank N.A.	15,000,000
Rabobank International	15,000,000
Banco Río de la Plata S.A.	15,000,000
Banco de la Nación Argentina	15,000,000
Banca Nazionale del Lavoro S.A.	6,500,000
Banco de la Provincia de Buenos Aires	6,100,000
Banco Societé Generale S.A.	5,000,000
Vereins-Un Westbank AG	4,000,000
Banco del Suquía S.A.	3,100,000
Banco de Galicia y Buenos Aires S.A.	3,050,000
Banco Sudameris Argentina S.A.	3,050,000
Banco de la Ciudad de Buenos Aires	2,000,000
Banco General de Negocios S.A.	1,000,000
Nuevo Banco de Santa Fe S.A.	1,000,000
Proceed from the issue	94,800,000

The covenants of the issuance program for both series oblige the Cooperative Company to maintain certain minimum financial ratios that are calculated on a quarterly basis.

Failure to come into compliance with such ratios or with any other obligations established in the abovementioned program within forty-five days of receiving notice from the Trustee, or from the date both the Cooperative Company and the Trustee received notice from any Holder, pointing out the noncompliance and requesting its repairment would place the Company in default and, in such case, the Trustee or any Holder of at least 25% of outstanding company securities of any kind would be entitled, subject to fulfillment of certain formalities, to declare the early maturity of all securities in the respective class.

Due to the failure to meet certain financial ratios as of September 30, 2001, and anticipating the contingent effects on this event of the rough macroeconomic situation that Argentina is going through, on September 17, 2001, the Cooperative notified to the trustee such noncompliance, as well as its intention to call a noteholders' meeting to request a waiver for such noncompliance and the change of the financial ratios that the Cooperative was unable to comply with.

On December 19, 2001, the Cooperative carried out the noteholders' meeting, which approved requesting a waiver regarding the noncompliance with certain financial ratios and negative covenants upon issuing the above "floating rate notes", as well as flexibilizing certain ratios and financial commitments effective as from the date of the above meeting through the yearly financial statements as of June 30, 2002.

According to these financial statements as of December 31, 2001, the Cooperative failed to meet certain financial ratios renegotiated in the above noteholders' meeting dated December 19, 2001. On January 28, 2002, the Cooperative, based on a payment proposal made to interest-holding banks on January 23, 2002, related to principal and interest installment maturity on that same January 28, 2002 partially paid the USD 2,000,000 interest installment, calculated on the basis of a 33% reduction on rates effective as of that period (October 29, 2001 through January 28, 2002), and undertook to pay the outstanding USD 583,000 before April 10, 2002. In connection with principal installment in the amount of USD 1,856,000, the Cooperative committed to settle the payment date before April 10, 2002.

Under the program, failure to settle any amount payable for principal, interest, premiums or in any other respect related to any note is deemed cause of noncompliance, and should be redressed within a period of five working days, after which the trustee or holders of a minimum 25% of the total face value of outstanding notes of any given class are entitled, after following certain formalities, to declare the accelerated maturity of all notes of such class.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

As of the date of issuance of these financial statements, the Cooperative was working with interest-holding banks and their legal counselors to subscribe a previous-consent agreement, already reached verbally with banks holding 79% of Class 2 notes and with all banks holding Class 3 notes, whereby the proposal to pay the interest installment partially is accepted as a payment on account and the renegotiation of the capital installment is allowed before April 10, 2002. On such date, Cooperative Management, based on the conversations being held with interest-holding banks, will call a noteholders' meeting to ratify this proposal and renegotiate the above floating rate notes terms and conditions, considering the current crisis that the Cooperative is undergoing and the harsh macroeconomic conditions afflicting Argentina. Therefore, in the financial statements as of December 31, 2001, the Cooperative continued to disclose such liability under "non-current financial payables".

12. SUBSCRIBED CAPITAL PAY-IN

It is an accounting policy of the Cooperative Company to disclose under shareholders' equity the capital contributions not yet paid in, offsetting the "subscribed capital" account, until it has obtained objective evidence that such contribution will be paid in imminently.

The law that governs cooperatives requires them to pay in the membership quotas subscribed within a maximum term of five years. Given that a significant concentration of subscribed-capital payments falls due in June 2002, the Cooperative Company conducted over the fiscal year ended June 30, 2001 successful negotiations with Banco de la Nación Argentina and obtained from such institution a credit facility for its member cooperatives amounting to USD 25 million, to be amortized on a monthly basis over five years, earmarked for complying with contributions of subscribed capital.

To guarantee repayment of such loan: (a) the Cooperative Company shall withhold from its member cooperatives a percentage of its payments in consideration of the milk they deliver, (b) the bank and the Cooperative Company executed and registered a first-degree security agreement encumbering the latter's inventories up to an amount equivalent to 150% of the amount loaned, and (c) the Cooperative Company assumed the capacity of joint, several and principal obligor, thus waiving the benefit of discussion, action for division and notice to the main obligor.

Capital paid in by primary cooperatives using the above credit line with the Banco de la Nación Argentina amounted to 22,327,584. However, as of December 31, 2001, certain primary cooperatives that undertook to pay in outstanding capital using the above credit line were unable to meet Banco de la Nación Argentina's requirements. Therefore, such amounts are not likely to be paid in the short term. In view of that, the amounts undertaken by such cooperatives which, as of December 31, 2001, amounted to 501,337 and were classified as "Other current receivables", were disclosed under "Subscriber Member", offsetting the "Paid-in capital" account.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

13. AGREEMENT WHEREBY ASOCIACION UNION TAMBEROS COOPERATIVA LIMITADA (AUT) APPLIES TO JOIN SANCOR COOPERATIVAS UNIDAS LIMITADA.

On July 11, 2001, SanCor C.U.L. and AUT (Milkaut S.A. Shareholders) subscribed an Agreement whereby the latter applies to join the first; such integration would have effect upon the entities meeting a series of conditions, and provided this is done by October 15, 2001. Such conditions included: that SanCor C.U.L. shall hold a Regular General Meeting of Member Cooperatives with the object of considering amending its bylaws as regards the voting rights that AUT is to be awarded and of approving the transfer of assets and liabilities from AUT to SanCor C.U.L. as the means by which the former will contribute to the latter's capital, approval by anti-trust authorities, and the execution of a framework agreement between the parties and the shareholders of Milkaut S.A.

Under the Agreement mentioned above, AUT undertook to subscribe 21,186,662 new membership quotas with a face value of 1 each that would be paid in as follows: 5% as of the date of agreement execution, 66.66% no later than October 15, 2001, having transferred AUT's assets and liabilities for amounts subject to the approval by the general members' meeting, as stated above, and the remaining 28.24% within five years of the agreement execution.

On September 28, 2001, SanCor's General Members' Meeting approved the above points. However, as some of the conditions had not been complied with by October 15, 2001, the agreement mentioned above remained in suspense, its ratification being subject to both parties' agreeing to new conditions between them and with Milkaut S.A. shareholders. No progress could be made in that respect owing to the harsh economic context in which Argentina was enmeshed as of the date of issuance of these financial statements.

14. SUBSEQUENT EVENTS – EFFECTS OF THE SUBSEQUENT DEVALUATION AND CURRENT ECONOMIC CRISIS

Since early December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Communiqué "A" 3425, as amended, of the Central Bank of Argentina (the BCRA) devalued the Argentine peso with respect to the US dollar and established a dual exchange system: the "official" exchange system, mainly for exports, certain imports, and bank debts, and the "freely floating" exchange market for the rest of the transactions. Such Communiqué established a ARS 1.4 to USD 1 exchange rate for transactions conducted through the "official" market and the exchange rate of the "free" market that, as of the close of business of the first day after the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), was about ARS 1.60/ARS 1.70 to USD 1 (bid price).

Other regulations were issued subsequently, including Decree No. 214/2002 (Financial Reorganization Decree) of February 3, 2002, further amending the new rules and regulations in effect. The main aspects as of the approval date of these financial statements are summarized below:

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

a) consolidation of the exchange markets into a "free" market for settling foreign trade transactions and financial transactions with prior authorization of the BCRA. As of February 8, 2002, (the approval date of the financial statements) the US dollar exchange rate in such market ranges from ARS 1.90 to ARS 2.10 to USD 1, bid price;

b) restrictions on the free disposition of funds deposited with banks;

c) de-dollarization of deposits in US dollars with Argentine banks at the ARS 1.40 = USD 1 rate and of all US dollar-denominated obligations assumed as of January 6, 2001, in Argentina at a ARS 1 = USD 1 rate. Deposits and debts switched into pesos will be subsequently adjusted by a "benchmark stabilization coefficient" ("CER") to be published by the BCRA and which will be applied as from the publication date of Decree No. 214/2002, plus a minimum and maximum interest rate for deposits with and loans from the banking system, respectively, fixed by the BCRA;

d) issue of an Argentine Government bond to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

e) de-dollarization of all private agreements at a ARS 1 = USD 1 rate and subsequent adjustment by the ("CER");

f) de-dollarization of utility rates which were originally agreed upon in US dollars and subsequent renegotiation on a case-by-case basis;

g) implementation of new withholding systems for oil & gas exports;

h) 90-day suspension of unjustified dismissals; should any such dismissals occur, they will carry the penalty of having to pay double the termination pay provided by current labor legislation;

i) two-year suspension of the bank-deposits unseizability law; and

j) 180-day suspension of all lawsuits, precautionary measures, and foreclosure proceedings on loans, debts, deposits, and financial rescheduling affected by the new economic measures.

To the approval date of the accompanying financial statements, the Federal Government is analyzing supplementary policies that will define, among other things, the way in which secured loans in US dollars related to the domestic public debt swap will be switched into pesos and the way in which private external debt payments will be made.

On the other hand, and as a consequence of the changes implemented, in January, there was an increase in the Argentine consumer price index of 2.3% and in the Argentine wholesale price index of 6.6% according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

The above, coupled with the difficult macroeconomic context afflicting Argentina, led to a widespread and deep economic recession, with considerable falls in consumption and investment, increase in unemployment, increased fiscal deficit and country-risk premium rises.

This economic context impacted on the Cooperative, generating considerably increased its credit portfolio arrears, a drop in collection performance, decreased sales level, a significant reduction of real vs. estimated cash flow, and therefore, serious difficulties in settling its short- and medium-term trade, labor and financial payables, such as the partial payment of the floating rate notes installment mentioned in Note 11. This deteriorated payment chain forced the Company to initiate efforts aiming at globally restructuring financial and trade payables.

As stated in note 2.1., assets and liabilities in foreign currency as of December 31, 2001, were valued at the ARS 1-to-USD 1 exchange rate effective as of the suspension date of exchange market transactions mentioned above, according to the provisions of Resolution MD No. 1/02 of the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) and Resolution No. 392 from the C.N.V.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

The net position of assets and liabilities in foreign currency that would generate effects as a consequence of the devaluation occurred as of the approval date of these financial statements, is disclosed in Exhibit G to these financial statements. The estimated effect of subsequent devaluations on the net position in foreign currency is a negative exchange difference of about 152,400,000, that will be accounted for in the period ending as of March 31, 2002, according to effective accounting standards in Argentina.

The estimated impact of the above devaluation on the Cooperative's foreign-currency assets and liabilities net position related to its investments in subsidiaries and affiliates would amount to 16,800,000 loss, calculated based on the above paragraph. This would reduce cooperative noteholders' equity and will be recognized in the period ending March 31, 2002.

To the date of issuance of these financial statements, supplementary resolutions and Government decisions, as well as negotiations with the related banks were still pending that may significantly affect the amount of the above effects in a positive exchange-rate difference of about 80,000,000.

Considering how recent economic announcements are, and that certain issues will require new measures and further clarifications by the Argentine Government as to their implementation, to the issuance date of these financial statements, it is not possible to determine the future effect that the continued economic crisis may have on Cooperative's cash position and income (loss), including the effect of bank, customer, and vendor transactions. These financial statements do not include any adjustment that may result from such uncertainties. Cooperative Board of Trustees and Management are recurringly evaluating the extent of the impact that such economic measures may have on the Cooperative's cash and financial position, income (loss) from its transactions, and the strategic plans that would allow it to overcome the current economic crisis. The related effects will be reported in financial statements to the extent that they come into our knowledge and can be quantified.

15. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

Signed for purposes of identification
with our report dated February.8, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT A

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PPE FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	Original Cost plus appraisal reevaluations				
Accounts	Balance at beginning of year	Increase	Decrease	Transfer	Balance at end of period
Land	6,540,296	140,322	(10,020)	-	6,670,598
Buildings	153,286,027	159,400	(144,448)	1,978,471	155,279,450
Enclosures and facilities	14,138,313	10,411	(4,420)	30,995	14,175,299
Machinery and facilities	273,036,439	2,203,647	(356,215)	3,912,092	278,795,963
Tools in use	533,906	214	(3,646)	-	530,474
Furniture and fixture	8,147,747	14,452	(19,022)	31,642	8,174,819
Automobiles	3,253,693	71	(387,322)	23,729	2,890,171
Proprietary computer hardware	5,344,641	318,233	(468,777)	103,863	5,297,960
PP&E under loan for use	131,473	-	(1,342)	-	130,131
Computer hardware under loan for use	113,109	-	-	(11,335)	101,774
PP&E under capital leases	4,691,798	-	-	-	4,691,798
Automobiles under capital leases	799,848	-	-	(23,420)	776,428
Machinery Law 24,402 and Resolution No. 502/95	33,837,070	-	-	-	33,837,070
Works in progress	7,431,205	899,544	(1,065,852)	(6,046,037)	1,218,860
PP&E Resolution No. 502/95	8,929,031	-	-	-	8,929,031
Total 2001	520,214,596	3,746,294	(2,461,064)	-	521,499,826
Total 2000	519,324,954	4,719,490	(6,754,303) (A)	-	517,290,141

(A) Includes 83,730 (2001) and 2,096,971 (2000) of Reversal of Appraisal Revaluation owing to retirements for the period.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT A
(Contd.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PPE FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	Depreciations					
		for the year				
Accounts	Accumulated at beginning of year	Increase	Decrease	Accumulated at end of period	Net book Value 2001	Net book Value 2000
Land	-	-	-	-	6,670,598	6,540,296
Buildings	48,436,969	2,301,526	(24,723)	50,713,772	104,565,678	106,350,822
Enclosures and facilities	5,039,183	263,635	-	5,302,818	8,872,481	9,233,902
Machinery and facilities	155,439,141	6,971,596	(271,255)	162,139,482	116,656,481	122,062,655
Tools in use	449,781	16,726	(3,496)	463,011	67,463	95,084
Furniture and fixture	5,542,285	247,767	(17,243)	5,772,809	2,402,010	2,775,145
Automobiles	1,638,852	54,504	(363,077)	1,330,279	1,559,892	1,711,804
Proprietary computer hardware	4,615,432	248,601	(447,994)	4,416,039	881,921	884,883
PPE under loan for use	26,321	5,991	(112)	32,200	97,931	111,177
Computer hardware under loan for use	110,773	340	(10,675)	100,438	1,336	-
PPE under capital leases	1,510,000	234,039	-	1,744,039	2,947,759	3,415,439
Automobiles under capital leases	41,132	56,232	(2,509)	94,855	681,573	-
Machinery Law 24,402 and Resolution No. 502/95	13,873,138	1,228,585	-	15,101,723	18,735,347	21,092,279
Works in progress	-	-	-	-	1,218,860	6,358,243
PPE Resolution No. 502/95	2,725,505	471,154	-	3,196,659	5,732,372	6,674,680
Total 2001	239,448,512	12,100,696	(1,141,084)	250,408,124	271,091,702	
Total 2000	221,532,332	12,444,328	(3,992,928)	229,983,732		287,306,409
		(B)	(A)			

(A) Includes 83,730 (2001) and 2,096,971 (2000) of Reversal of Appraisal Revaluation owing to retirements for the period.
(B) Includes 3,408,736 (2001) and 3,240,362 (2000) in Increased Depreciation due to Appraisal Revaluation.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT B

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN INTANGIBLE ASSETS FOR THE SIX-MONTH PERIOD

ENDED DECEMBER 31, 2001

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	Original cost		
	Balance at beginning of year	Increase	Balance at end of period
Trademarks	1,775,708	90,859	1,866,567
Total 2001	1,775,708	90,859	1,866,567
Total 2000	1,403,631	247,010	1,650,641

	Depreciation				
	Accumulated at beginning of year	Rate	Increase	Accumulated at end of period	Net book value
Trademarks	1,053,981	10%	42,437	1,096,418	770,149
Total 2001	1,053,981		42,437	1,096,418	770,149
Total 2000	908,052		90,442	998,494	652,147

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT C

SANCOR COOPERATIVAS UNIDAS LIMITADA

INVESTMENTS IN SHARES, OTHER SECURITIES AND INTERESTS IN OTHER COMPANIES AS OF DECEMBER 31, 2001 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)
(Stated in pesos)

	2001				2000
Denomination and issuers	Class	Face value	Quantity	Book value	Book value
CURRENT INVESTMENTS					
Bank investments	-	-	-	2,282,261	71,062
Securities and shares	-	-	-	85,655	258,109
Total current investments				2,367,916	329,171
NONCURRENT INVESTMENTS					
El Hornero S.C. (1)	-	-	-	263,790	705,531
Coop. Publicidad S.C.	-	-	-	48,827	47,141
Amplicampo Inversora S.A.	A/B	1.00	412,205	9,500,704	10,018,564
Tranlac S.A.	-	-	-	9,376	-
SanCor Do Brasil Productos Alimenticios Ltda. (4)	-	-	-	3,691,404	4,346,520
Integral Insumos S.C. (1) (2)	-	-	-	493,472	2,967,264
SanCor Mexico L.L.C.	-	-	-	2,309	2,344
Sodecar S.A.	A	100.00	77,618	7,767,272	7,782,605
Arla Foods Ingredients S.A.	-	1.00	13,806	16,290,532	-
SanCor Dairy Corporation	-	1.00	10,000	-	10,000
Unidos S.A. A.F.J.P.	-	-	-	-	1,886,901
Trayectoria S.A.	-	-	-	-	823,358
SanCor Seguros de Retiro S.A.	-	-	-	-	617,387
Prevención A.R.T. (3)	-	-	-	-	1,645,900
Patrulla S.A.	-	-	-	-	264,989
Aproagro S.A.	-	-	-	-	-
Nobleplus S.A.	-	-	-	-	-
San Marco S.A.	-	-	-	-	-
Shares of cooperatives	-	-	-	3,093,548	2,924,247
Others	-	-	-	136,690	131,918
Total noncurrent investments				41,297,924	34,174,669
OTHER LIABILITIES RELATED TO INVESTMENT					
SanCor Dairy Corporation	-	-	-	(46,320)	-
TranLac S.A.	-	-	-	-	(48,529)
Total				(46,320)	(48,529)

(1) During the period ended December 31, 2001, capital contributions were made for El Hornero S.C. and Integral Insumos S.C. in the amount of $995,000 and $2,940,000, respectively.

(2) Integral Insumos S.C. assigned to set up financial trusts. As of December 31, 2001, the outstanding amount of such receivables was $23,229,098. The Company remained severally and jointly liable as to the debtors' compliance with all payment obligations and hence guaranteed the cash flow. These receivables fall due over the next six years, concentrated in the following percentages: 24%, 42%, 25%, 1%, 4% and 4%, respectively.

(3) On December 7, 2001, the Cooperative sold a portion of its interest in Patrulla S.A. and Prevención A.R.T., generating income in the amount of $259,470, which was disclosed as other Net (Expense) Income in the Income Statement.

(4) On October 24, 2001 the Cooperative remitted receivables from SanCor Do Brasil Productos Alimenticios Ltda in the amount of $7,536,383 in order to recover the Shareholders' Equity of such affiliate, for which the net income of the affiliate resulted in a loss of $1,187,011. Such result was booked as a Long-term investment in the Income Statement.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT C
(Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

INVESTMENTS IN SHARES, OTHER SECURITIES, AND INTERESTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2001 PRESENTED COMPARATIVELY

WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

		Information on the issuer					
		Latest financial statements					
Denomination and issuers	Main business	Period – end date	Capital stock	Income (loss) for the period	Share – holders' equity	Direct interest in Capital	indirect interest in Capital
NONCURRENT INVESTMENTS							
COMPANY							
El Hornero S.C. (1)	Manufacturing and selling of food products	12-2001	310,000	(239,052)	265,115	99.50%	99.50%
Coop. Publicidad S.C.	Advertising agency	12-2001	1	(1,751)	54,252	90.00%	99.95%
Amplicampo Inversora S.A.	Financing services and financial activities	12-2001	433,900	(557,340)	10,000,741	95.00%	95.00%
Tranlac S.A.	Company engaged in the transportation of good	12-2001	200	-	9,617	97.50%	99.99%
SanCorp Do Brasil Productos Alimenticios Ltda. (4)	Import and selling of food products	12-2001	10,957,742	6,349,372	4,012,396	92.00%	99.96%
Integral Insumos S.C.(1)(2	Provision of supplies for agricultural and agro industrial activities	12-2001	440,000	(2,807,171)	503,543	98.00%	99.99%
SanCor Mexico L.L.C. with C.V.	Manufacturing and selling of food products	12-2000	6,383	(36)	2,431	95.00%	99.98%
Sodecar S.A.	Manufacturing of cold cuts and charcuterie	12-2001	15,523,600	(195,480)	15,534,544	50.00%	77.40%
Arla Foods Ingredients S.A.	Manufacturing and sale of cheese whey byproducts	12-2001	27,612,000	130,322	30,181,063	50.00%	50.00%
SanCor Dairy Corporation	Import and sale of food products	12-2001	10,000	74,484	(46,320)	100.00%	100.00%
Prevención A.R.T. (3)	Workers compensation insurance company	-	-	-	-	-	-
Patrulla S.A. (3)	Security guards, reports and investigations	-	-	-	-	-	-
Aproagro S.A.	Provisión of supplies for agricultural activities and IT services	12-2001	5,012,000	156,620	5,199,648	-	95.00%
Nobleplus S.A.	Manufacturing and selling of food products	12-2001	101,130	8,242	16,574	-	99.98%
San Marco S.A.	Manufacturing and selling of dairy products	12-2001	11,000,000	(556,702)	11,364,614	-	99.50%

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT E

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	2001				2000
Account	Balance at beginning of year	Decrease	Increase	Balance at end of period	Balance at end of period
ALLOWANCES					
For doubtful accounts	11,461,284	239,902	12,217,937	23,439,319	8,554,450
For impairment in value of investments	464,703	-	-	464,703	464,703
	11,925,987	239,902	12,217,937	23,904,022	9,019,153
ACCRUALS					
Self insurance charge	-	-	-	-	221,432
Fire self insurance	-	-	-	-	250,000
Self insurance of money robbery	-	-	-	-	70,242
Self insurance of fleets	-	-	-	-	20,348
Accrual for litigation	7,915,367	773,905	1,186,536	8,327,998	8,031,083
	7,915,367	773,905	1,186,536	8,327,998	8,593,105
TOTAL	19,841,354	1,013,807	13,404,473	32,232,020	17,612,258
RESERVES AND FUNDS:					
Legal reserve	1,279,030	-	-	1,279,030	1,279,030
Labor and employee assistance fund	2,860	-	63	2,923	2,775
Special (Art. 42, Law No. 20,337)	23,221,255	7,524,922	-	15,696,333	22,620,497
Appraisal revaluation	106,312,768	3,492,466	-	102,820,302	109,881,805
TOTAL	130,815,913	11,017,388	63	119,798,588	133,784,107

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT E
(Contd.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

Account	References on decreases	References on increases
ALLOWANCES		
For doubtful accounts	Consumption and/or recovery	Individual recoverability analysis (Note 2.9)
ACCRUALS		
Accrual for litigation	Write –off of extrajudicial agreement	Calculation on labor claims as per legal counsel reports (Note 2.9)
RESERVES AND FUNDS:		
Labor and employee assistance fund		Interest on and repayment of loans granted to employees
Special (Art. 42, Law No. 20,337)	Absorption of income (loss) for the fiscal year 00/01 (1,120,167) Other income-net in the fiscal year 00/01 (6,404,755)	
Appraisal revaluation	Write-off and write downs due to retirements and depreciation on PP&E	

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT F

SANCOR COOPERATIVAS UNIDAS LIMITADA

COST OF SALES FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	2001			2000
Accounts	**Operating accounts**	**Transactions with unrelated parties**	**Total**	**Total**
Inventory of goods at beginning of fiscal year	74,526,606	3,248,062	77,774,668	76,206,470
Purchases and manufacturing expenses (Exhibit H)	229,418,157	2,757,279	232,175,436	254,905,525
Subtotal	303,944,763	6,005,341	309,950,104	331,111,995
Inventory of goods at end of period	77,608,876	4,428,490	82,037,366	70,043,618
Imputed interest on purchases	9,679,956	361,965	10,041,921	6,713,419
Cost of sales	216,655,931	1,214,886	217,870,817	254,354,958

MIGUEL OMAR ALTUNA
Chairman

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT G

SANCOR COOPERATIVAS UNIDAS LIMITADA

ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF DECEMBER 31, 2001

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	2001				2000		
Accounts	Foreign currency unit and amount		Current exchange rate	Amount recorded in pesos	Foreing currency unit and amount		Amount recorded in pesos
ASSETS							
CURRENT ASSETS							
Cash	6,794	USD	1.00000	6,794	17,232	USD	17,232
	3,137	BRL	0.42955	1,349	3,595	BRL	1,875
	22,000	ITL	0.00047	10	22,000	ITL	10
	900	FRF	0.13890	125	900	FRF	171
	265	DEM	0.46550	123	265	DEM	128
	7,000	ESP	0.00549	38	6,996	ESP	299
	1,062	DKK	0.12238	130	800	DKK	101
	140	CHF	0.63100	88	140	CHF	85
	43,330	CLF	0.00143	62	43,330	CLF	81
	315	UYU	0.07240	23	315	UYU	27
	125	GBP	1.45100	181	125	GBP	220
Investments (1)	2,282,261	USD	0.00000	2,282,261	-	USD	-
Trade receivables (1)	18,240,816	USD	1.00000	18,240,816	28,391,491	USD	28,391,491
Other receivables (1)	884,223	USD	1.00000	884,223	2,057,491	USD	2,057,491
Total				21,416,223			30,469,211
LIABILITIES							
CURRENT LIABILITIES							
Vendors (1)	2,486,957	USD	1.00000	2,486,957	1,071,404	USD	1,071,404
	205,200	FRF	0.13890	28,502	172,800	FRF	24,520
Financial debts (1)	70,588,008	USD	1.00000	70,588,008	103,132,321	USD	103,132,321
Other payables (1)	292,968	USD	1.00000	292,968	319,969	USD	319,969
Total				73,396,435			104,548,214
NONCURRENT LIABILITES							
Vendors (1)	1,044,910	USD	1.00000	1,044,910	2,645,819	USD	2,645,819
	-	-	-	-	32,400	FRF	4,598
Financial debts (1)	103,330,091	USD	1.00000	103,330,091	126,620,360	USD	126,620,360
Total				104,375,001			129,270,777

(1) It includes amounts denominated in foreign currency as of December 31, 2001, which, pursuant to the construction of the economic measures issued by the National Government mentioned in Note 14, would be de-dollarized taking into account the parity between ARS and USD. Such amounts include Investments, Trade Receivables, Other Receivables, Financial Debts, Vendors and Other Payable in the amount of approximately $800,000, $2,208,056, $839,796, $21,922,660, $2,398,909 and $268,063, respectively.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT H

SANCOR COOPERATIVAS UNIDAS LIMITADA

PURCHASES AND MANUFACTURING, ADMINISTRATIVE AND SELLING EXPENSES

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

Account	Purchases and manufacturing expenses	Administrative expenses	Selling expenses	Total 2001	Total 2000
Raw materials	132,758,304	-	-	132,758,304	145,952,489
Labor	25,893,464	3,787,446	9,513,781	39,194,691	44,879,558
Freight and transportation	7,830,681	515,236	15,251,953	23,597,870	25,702,459
Containers and packaging	28,182,521	-	879,882	29,062,403	30,949,972
Deudores incobrables	-	-	12,217,937	12,217,937	900,000
Depreciation of PP&E (1)	7,978,683	168,853	544,424	8,691,960	9,203,966
Maintenance of PP&E	2,241,573	26,095	149,756	2,417,424	4,005,605
Fuel and electric power	5,500,767	35,216	322,713	5,858,696	6,552,502
Advertising, promotion and others	2,779	476,224	13,824,915	14,303,918	11,867,121
Taxes	2,833,098	15,725	1,681,921	4,530,744	4,706,184
Other services	647,259	448,224	1,237,811	2,333,294	2,020,372
Outsourced Services	6,230,479	567,122	4,147,767	10,945,368	12,095,258
Other	12,075,828	533,850	8,345,398	20,955,076	17,798,903
Total 2001	232,175,436	6,573,991	68,118,258	306,867,685	
Total 2000	254,905,525	8,489,197	53,239,667		316,634,389

(1) Net of the reversal of the appraisal revaluation reserve of PP&E.

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SUMMARY OF EVENTS FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2001

(PRESENTED FOR COMPARATIVE PURPOSES WITH THE SAME PERIOD OF THE FOUR PRIOR FISCAL YEARS)

1. ACTIVITIES UNDERTAKEN BY OUR COOPERATIVE: (*)

- The output volumes recorded for this period, as it happened during the previous year, show in this semester a decrease in the production of milk vis-a-vis the same period of the previous year.

- Sales volume fell as compared to the same period of the previous year, especially placements in the domestic market, due to Argentina's macroeconomic situation. Meanwhile, the average price level had a negative change in the domestic market and a nil change in foreign markets.

- Net income (loss) was negative owing to various causes, some of which are: a strong impact on stock devaluation stemming from the seasonal reduction of prices, which reverted expected income (loss); uncollectibility from customers arising form the payment-chain cut afflicting Argentina, which brought about increased financial interest due to the high foreign indebtedness level and rates with variable components; the impact of negative income (loss) for its subsidiaries and income (loss) imputed to other income and expenses, mainly stemming from a voluntary retirement program aiming at restructuring the Cooperative to bring more competitive levels that improve our future performance.

- Financial and cash structure worsened owing to the general economic context, bringing about a decreasing liquidity level in view of our current payment and collection cycle's features. The indebtedness level rose as compared to previous six-month periods due to the financial need to bear increased items included in current assets and the effects of the losses carried by the Cooperative. This led to a deteriorated payment chain which forced the Company to initiate efforts aiming at globally restructuring financial and trade payables.

2. BALANCE SHEET PRESENTED COMPARATIVELY (IN PESOS):

	2001	2000	1999	1998	1997
Current Assets	276,027,230	262,200,424	257,359,333	244,262,800	209,213,626
Noncurrent Assets	376,328,237	394,224,037	368,420,206	384,174,257	383,256,316
Total	652,355,467	656,424,461	625,779,539	628,437,057	592,469,942
Current Liabilities	289,864,307	243,028,172	215,859,992	201,073,675	170,700,832
Noncurrent Liabilities	119,488,323	142,941,291	119,980,603	136,828,974	143,345,082
Subtotal	409,352,630	385,969,463	335,840,595	337,902,649	314,045,914
Owners' Equity	243,002,837	270,454,998	289,938,944	290,534,408	278,424,028
Total	652,355,467	656,424,461	625,779,539	628,437,057	592,469,942

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

3. STATEMENT OF INCOME PRESENTED COMPARATIVELY (IN PESOS):

	2001	2000	1999	1998	1997
Income from recurring operations	2,176,859	20,096,884	6,857,269	9,826,931	5,251,809
Financial Expense - Net	(26,513,230)	(17,968,513)	(12,636,764)	(7,609,986)	(8,761,157)
Other Expense - Net (1)	(12,831,016)	1,002,284	4,950,258	(1,245,661)	(673,963)
Cooperative Development Fund	(1,272,000)	(1,380,000)	(662,752)	(571,512)	(432,270)
Net Income (Loss)	(38,439,387)	1,750,655	(1,491,989)	399,772	(4,615,581)

(1) Includes income (loss) from long-term investments

4. STATISTICAL DATA (IN PHYSICAL UNITS): (*)

The figures are stated in thousands of liters of raw milk contained in products processed and sold.

	2001	2000	1999	1998	1997
Production Volume	823,070	891,467	1,008,276	966,243	849,843
Sales Volume					
Local Market	560,079	632,736	653,867	609,272	618,363
Exports	176,995	196,741	369,798	214,337	159,755
Total	737,074	829,477	1,023,665	823,609	778,118

5. RATIOS:

	2001	2000	1999	1998	1997
Liquidity	0.95	1.08	1.19	1.21	1.23
Debt-to-equity	1.68	1.43	1.16	1.16	1.13
Annual Operating Income	(13.7%)	0.7%	(1.0%)	0.3%	(3.3%)

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

6. OUTLOOK FOR THE COMING FISCAL YEAR: (*)

- An economic unstableness context is expected that will bring important changes in macroeconomic variables, influenced by the serious problems afflicting Argentina, which will surely have negative consequences for the normal course of business, mainly in relation to the consumption of the goods produced by the Cooperative and the access to capital for financing purposes. These negative effects may be partially or totally offset, based on the future development of economic issues, by the strong devaluation process, which will allow the Cooperative to improve exports competitiveness, a goal that the Cooperative aims at reaching.

- The change in industrial activity will reflect the downward trend of milk production at the level of dairies affected by high production costs and the impossibility of borrowing credits. In view of his, milk volumes expected to be produced will be lower than those for the same period of the previous year.

- In connection with the sale price of our products in the domestic market, the Cooperative expects to maintain the level of prices in pesos for the previous year. Should the current economic context remain unchanged, prices may even improve as compared to the previous year. Undoubtedly, the current exchange rate will allow the Cooperative to place production surpluses in the exports market more easily than in the previous quarter.

- Due to the devaluation process started in January 2002, and the subsequent implementation of a floating exchange rate, there will be important accounting effects, mainly owing to our increased foreign-currency liabilities, governed by foreign laws. Should these liabilities not be offset with asset revaluations, through capitalizing exchange-rate differences or revaluating assets originated in foreign currency, this would lead to great losses that would not be recovered by generating income, which we expect to obtain in the future in view of the above economic effects.

- Although we continue negotiations with the IFC to obtain a new loan, we estimate that it will be delay due to the difficult situation afflicting Argentina. Both SanCor CUL and the IFC expect to reopen negotiations immediately, once the economic plan of the Argentine Government becomes known. This new loan would allow the Cooperative to improve its indebtedness performance and features, replace certain financial payables, and redress its working capital.

- Furthermore, the Incorporation agreement executed with Asociación Unión Tamberos C.L. (AUT), approved by the Regular Shareholders' Meetings of September 28, 2001, as some of the conditions had not been complied with by October 15, 2001, remained in suspense, its ratification being subject to both parties' agreeing to new conditions between them and with Milkaut S.A. shareholders. No progress was made towards this agreement due to the serious economic context which Argentina is going through.

(*) Information not covered by the auditor's report.

MIGUEL OMAR ALTUNA Chairman	RICARDO ALBERTO GARRONE Chairman of the Statutory Audit Committee

Signed for purposes of identification
with our report dated February 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103